Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

NUPATHE INC.

at

$3.65 Net Per Share in Cash and up to $3.15 Per Share in Contingent Cash

Consideration Payments

by

TRAIN MERGER SUB, INC.

an indirect, wholly-owned subsidiary of

Teva Pharmaceutical Industries Ltd.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 20, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Train Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of NuPathe Inc., a Delaware corporation (“NuPathe”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share (less any required withholding tax and without interest) in contingent cash consideration payments (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 17, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among NuPathe, Teva Pharmaceutical Industries Ltd., an Israeli corporation and our indirect parent (“Teva”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into NuPathe, and NuPathe will be the surviving corporation (the “Merger”).

NuPathe’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) approved and adopted the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer.

There is no financing condition to the Offer, but the Offer is subject to various other conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

January 23, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company (the “Depositary”) for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Purchaser, an indirect, wholly-owned subsidiary of Teva, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of NuPathe at a price of $3.65 net per share in cash (less any applicable withholding taxes and without interest) plus contractual rights to receive up to an additional $3.15 per share in contingent cash consideration payments, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of NuPathe, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Teva, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•	The Offer is by Purchaser, a recently formed Delaware corporation and an indirect, wholly-owned subsidiary of Teva. We have been organized in connection with this Offer and have not carried on any activities other than entering into the Merger Agreement relating to, and activities in connection with, this Offer. See Section 9.

•	Teva is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on the central nervous system, oncology, pain, respiratory and women’s health therapeutic areas, as well as biologics. See Section 9.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THIS OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of NuPathe. See the Introduction and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•	Purchaser is offering to pay (i) $3.65 per Share, net to you in cash (less any applicable withholding taxes and without interest) plus (ii) contractual rights to receive up to an additional $3.15 per Share (less any required withholders taxes and without interest) in contingent cash consideration payments (the “Contingent Cash Consideration Payments”), as further described below, upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal and in the Contingent Cash Consideration Agreement, the form of which is attached hereto as Exhibit (a)(1)(J), and is incorporated herein by reference.

•	If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

•	A portion of the Offer consists of contractual rights to receive certain Contingent Cash Consideration Payments (“Contingent Payment Rights” or “CPRs”). Under certain circumstances described below,

we will make additional cash payments of up to $3.15 per Share (less any required withholding taxes and without interest), depending on the subsequent sales success of ZECUITY®. See the Introduction and Instruction 7 of the Letter of Transmittal.

WHY IS A PORTION OF THE PRICE PER SHARE CONTINGENT?

•	Teva will make additional cash payments of up to $3.15 per Share (less any required withholding taxes and without interest), depending on the subsequent sales success of ZECUITY®.

•	If net sales (as defined below) of ZECUITY® over any period of four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY® are at least $100,000,000, then Teva will pay an additional $2.15 per Share (less any required withholding taxes and without interest) to NuPathe stockholders whose Shares are accepted for payment pursuant to the Offer.

•	If net sales (as defined below) of ZECUITY® over any period of four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY® are at least $300,000,000, then Teva will pay an additional $1.00 per Share (less any required withholding taxes and without interest) to NuPathe stockholders whose Shares are accepted for payment pursuant to the Offer.

•	The only conditions to Teva’s obligation to pay additional consideration pursuant to the Contingent Cash Consideration Agreement are those disclosed in the Offer to Purchase relating to the achievement of the specified sales milestones for ZECUITY®. There are no other conditions to the receipt of payments by holders pursuant to the Contingent Cash Consideration Agreement. Specifically, Teva having sufficient cash on hand is not a condition to payment.

•	No interest will accrue or be payable in respect of any of these Contingent Cash Consideration Payments. See the Introduction and Section 11.

IS IT POSSIBLE THAT I WILL RECEIVE MORE THAN ONE OF THE CONTINGENT CASH CONSIDERATION PAYMENTS?

•	Yes. If cumulative net sales (as defined below) of ZECUITY® are at least $100,000,000 over four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY®, then NuPathe stockholders whose Shares are accepted for payment pursuant to the Offer would be entitled to receive the $2.15 per Share (less any required withholding taxes and without interest) contingent cash consideration payment described above with respect to the $100,000,000 of net sales (as defined below). Thereafter, if net sales (as defined below) of ZECUITY® over any period of four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY® are at least $300,000,000 (meaning there are another $200,000,000 in net sales (as defined below) of ZECUITY® in addition to the initial $100,000,000 of net sales (as defined below) described above, for aggregate net sales (as defined below) of ZECUITY® of at least $300,000,000), then NuPathe stockholders whose Shares are accepted for payment pursuant to the Offer would be entitled to receive the second Contingent Cash Consideration Payment of $1.00 (less any required withholding taxes and without interest) as described above. See the Introduction.

MAY I TRANSFER MY RIGHT TO RECEIVE CONTINGENT CASH CONSIDERATION PAYMENTS?

•	No. The right to receive Contingent Cash Consideration Payments is contractual in nature, and may not be transferred (except by operation of law, including the laws of descent and distribution or by intestacy, or by gift or transfer for estate planning purposes). See the Introduction.

HOW WILL “NET SALES” OF ZECUITY® BE DETERMINED?

•	Net sales of ZECUITY® will be calculated as the gross amount invoiced by or on behalf of Teva or its affiliates, licensees or sublicensees for ZECUITY® sold to third parties other than licensees or sublicensees in bona fide, arm’s-length transactions, less the following deductions, without duplication, to the extent included in the gross invoiced sales price of the product or otherwise directly paid or incurred by Teva, its affiliates, licensees or sublicensees acting on its behalf with respect to the sale of such product:

(1)	normal and customary trade and quantity discounts actually allowed and properly taken directly with respect to sales of the product;

(2)	amounts repaid or credited by reasons of defects, recalls, returns, rebates and allowances of goods or because of retroactive price reductions specifically identifiable to the product;

(3)	chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale or dispensing of the product;

(4)	rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5)	amounts payable resulting from governmental (or agency thereof) mandated rebate programs or chargeback programs;

(6)	tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on income) and charges of Governmental Authorities;

(7)	cash discounts for timely payment;

(8)	rebates paid to wholesalers for inventory management programs;

(9)	amounts repaid or credited or provisions made for uncollectible amounts on previously sold products; and

(10)	required distribution commissions and fees (such as fees related to services provided pursuant to distribution service agreements with major wholesalers) payable to any third party providing distribution services to Teva so long as such commissions and fees are consistent with the distribution commissions and fees payable in respect to other branded prescription products commercialized by Teva;

all as determined in accordance with Teva’s usual and customary accounting methods, which shall be in accordance with U.S. Generally Accepted Accounting Principles; provided that it shall be in accordance with International Financial Reporting Standards (“IFRS”), should Teva be required to, or elect to, maintain records and books of accounts in accordance with IFRS. Sales from Teva to its affiliates, licensees or sublicensees shall be disregarded for purposes of calculating net sales. Any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of net sales but which are charged to third parties shall not be deducted from the invoice price in the calculation of net sales. Further: (i) in the case of any sale or other disposal of a product between or among Teva and its affiliates, licensees and sublicensees, for resale, net sales shall be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party; (ii) in the case of any sale which is not invoiced or is delivered before invoice, net sales shall be calculated at the time of shipment or when the product is paid for, if paid for before shipment or invoice; and (iii) in the case of any sale or other disposal for value, such as barter or counter-trade, of any product, or part thereof, other than in an arm’s-length transaction exclusively for money and excluding any patient assistance programs, net sales shall be calculated as above on the value of the non-cash consideration received or the fair market price (if higher) of the product in the country of sale or disposal.

WHAT WILL HAPPEN IF ONLY ONE NET SALES EVENT IS ACHIEVED?

•

If net sales of ZECUITY® are at least $100,000,000 over four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY®, and net sales of ZECUITY® over any period of four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY® are not at least $300,000,000, then NuPathe stockholders whose Shares are accepted for payment pursuant to the Offer would be entitled to receive only one contingent cash consideration payment comprised of the $2.15 per Share (less any required withholding taxes and without interest) contingent cash consideration payment described above with respect to the $100,000,000 of net sales of ZECUITY® and in this event the Offer price will be $5.80 net per Share (less any required withholding taxes and without interest). See the Introduction.

WHAT WILL HAPPEN IF NEITHER NET SALES EVENT IS ACHIEVED?

•	If net sales of ZECUITY® are not at least $100,000,000 over four consecutive fiscal quarters on or before the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY®, then none of the Contingent Cash Consideration Payments will be made and in this event the Offer price will be $3.65 net per Share (less any required withholding taxes and without interest). See the Introduction.

IS THE ENTIRE OFFER CONTINGENT ON THE SUCCESS OF THE NET SALES OF ZECUITY®?

•	No. However, Purchaser will not pay the Contingent Cash Consideration Payments as described above, if neither net sales threshold is achieved. See the Introduction.

HOW WILL THE CONTINGENT RIGHTS BE ACCOUNTED FOR IN TEVA’S FINANCIAL STATEMENTS?

•	In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), Teva expects to recognize and measure its contractual obligations to pay contingent cash consideration at “fair value” at the closing date of the Offer, and to classify such obligations as a liability on Teva’s balance sheet. In accordance with ASC 805, Teva expects to remeasure the liability to fair value at each subsequent reporting date until there is no longer a payment obligation under the Contingent Cash Consideration Agreement. Any changes in “fair value” of the contractual obligations will be recognized in Teva’s income statement for the period. ASC 820, Fair Value Measurement, states that “fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Teva expects to determine the “fair value” of the contractual obligations to pay contingent cash consideration in accordance with ASC 820 based primarily on assumptions as to the contingencies occurring, and by calculating the net present value of the payments using assumed dates of occurrence. See “Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements—Contingent Cash Consideration Agreement”.

WHY IS PURCHASER MAKING THIS OFFER?

•	Purchaser is making this Offer because Purchaser and Teva want to acquire NuPathe. See Sections 1 and 11.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is conditioned upon, among others, the following:

•	there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer, as it may have been extended or re-extended pursuant to the Merger Agreement, that number of Shares which, when added to the Shares already owned by Teva and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis.” NuPathe has informed Teva and Purchaser that, as of January 17, 2014, there were 42,766,787 Shares outstanding on a fully-diluted basis. Based upon the foregoing, the Minimum Tender Condition will be satisfied if 21,383,394 Shares are validly tendered and not withdrawn prior to the expiration time of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of then outstanding Shares on a fully-diluted basis at the expiration time of the Offer. We refer to this condition (as more fully described in Section 13) as the “Minimum Tender Condition”; provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe acting jointly will be permitted to disregard the dilutive effect of any Company Warrants;

•	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder, and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

•	no applicable law and no permanent injunction or other judgment, order or decree having been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction not being and remaining in effect which has the effect of prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	there not having existed any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the closing of the Offer, the Merger or other transactions contemplated by the Merger Agreement;

•	there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to result in any material adverse change to the business of NuPathe (as more fully described in Section 13); and

•	the Company and Parent not having reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement not having been terminated in accordance with its terms.

•	Teva reserves the right to waive any of the conditions to the offer in its sole discretion, other than the Minimum Tender Condition.

•	The Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 and Section 13.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. NuPathe, Teva and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	Yes. Teva, our indirect parent company, is a publicly traded company with an equity market capitalization of approximately $42 billion (based upon the closing price of Teva shares on the New York Stock Exchange on January 22, 2014) and will provide us with the sufficient funds to purchase the Shares in the Offer. The Offer is not conditioned upon entering into any financing arrangements. Also, Teva having sufficient cash on hand is not a condition to the payment of additional consideration pursuant to the Contingent Cash Consideration Agreement. See Sections 11 and 12.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•	No. Teva has sufficient resources which will be used to provide us with the funds necessary to purchase the Shares in the Offer.

•	Also, Teva having sufficient cash on hand is not a condition to the payment of additional consideration pursuant to the Contingent Cash Consideration Agreement.

•	Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to us by Teva and the CPRs which, if triggered, will be paid solely of cash that will be provided to us by Teva, and because of the lack of any relevant historical information concerning us, our financial condition is not relevant to your decision to tender in the Offer. See Section 12.

•	While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender in the Offer, you should consider the following in connection with your decision to tender in the Offer:

•	Teva’s future financial condition could deteriorate such that Teva would not have the necessary cash or cash equivalents to make the Contingent Cash Consideration Payments that become payable;

•	holders of the Contingent Payment Right will have no greater rights against Teva than those accorded to general unsecured creditors under applicable law;

•	the Contingent Cash Consideration Payments will be effectively subordinated in right of payment to all of Teva’s secured obligations to the extent of the collateral securing such obligations; and

•	the Contingent Cash Consideration Payments will be structurally subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Teva’s subsidiaries;

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	You will have at least until 12:00 midnight, New York City time, on Thursday, February 20, 2014, to decide whether to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of this Offer to Purchase. See also Section 1.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Purchaser may, in its discretion, but subject to applicable law, extend the period of time during which the Offer remains open, including if the conditions to the Offer have not been satisfied.

•	Purchaser will be obligated to extend the period of time during which the Offer remains open for successive periods of time to be determined at the sole discretion of Purchaser if, as of the date on which the Offer would initially expire, any of the conditions to the Offer are not satisfied, but in no event shall Purchaser be required to extend the Offer beyond June 30, 2014.

•	In addition, we may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days nor more than 20 business days after we have accepted for payment and made payment for Shares in the Offer. You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2. Although we have no intention to provide for a subsequent offering period if the Merger can be effected pursuant to Section 251(h) of the DGCL, and consider it unlikely that we would provide for a subsequent offering period, we reserve the right to provide for a subsequent offering period.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•	If Purchaser extends the Offer or decides to provide for a subsequent offering period, we will inform American Stock Transfer & Trust Company, the Depositary for this Offer, of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1.

HOW DO I TENDER MY SHARES?

•	To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, not later than the time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NASDAQ Global Market trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3.

•	If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3.

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer and, unless previously accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4.

WHAT DOES NUPATHE’S BOARD OF DIRECTORS THINK OF THE OFFER?

•	NuPathe’s board of directors has unanimously recommended acceptance of the Offer. NuPathe’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the Securities and Exchange Commission concurrently with the filing of our Schedule TO dated January 23, 2014 (the “Schedule TO”). See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If, pursuant to the Offer, Purchaser accepts for payment and pays for at least that number of Shares that, when added to Shares then owned by Teva or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we will seek to merge with and into NuPathe. If the Merger occurs, either NuPathe will become an indirect, wholly-owned subsidiary of Teva or the separate corporate existence of NuPathe will cease, and in each case each issued and then outstanding Share (other than any Shares held in the treasury of NuPathe, or owned by Teva, Purchaser or any of Teva’s other subsidiaries and any Shares held by NuPathe stockholders properly seeking appraisal for their Shares) will be canceled and converted automatically into the right to receive $3.65 per Share, in cash plus the contractual right to receive any of the Contingent Cash Consideration Payments (or any greater amount per Share paid pursuant to the Offer), less any applicable withholding taxes and without interest. See the Introduction.

•	Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements.”

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL NUPATHE CONTINUE AS A PUBLIC COMPANY?

•	If the Merger occurs, NuPathe will no longer be publicly owned. Even if the Merger does not occur, if Purchaser purchases all Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Global Market or any other securities market, there may not be a public trading market for the Shares, and NuPathe may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7.

•	Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share plus the contractual right to receive any of the Contingent Cash Consideration Payments as if you had tendered your Shares in the Offer.

•	If you decide not to tender your Shares in the Offer and the Merger does not occur, and Purchaser purchases Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Global Market or any other securities market, there may not be a public trading market for the Shares, and NuPathe may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. If Purchaser purchases Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur. Following acceptance of Shares for payment but prior to the Merger, or if the Merger does not occur as described above, Purchaser and its affiliates (including Teva) reserve the right at any time, subject to applicable law, to purchase Shares in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than that paid in the Offer. See Section 7.

•	Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On January 17, 2014, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on the NASDAQ Global Market was $4.38 per Share. See Section 6.

HAVE ANY STOCKHOLDERS ALREADY AGREED TO TENDER THEIR SHARES IN THE OFFER?

•	No.

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If the conditions to the Offer as set forth in the Introduction and Section 13 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $3.65 in cash (less any required withholding taxes and without interest), promptly following expiration of the Offer. After that date, if any of the approvals or events that would cause Contingent Cash Consideration Payments to become payable occur, our appointed paying agent will pay you an amount equal to the number of Shares you tendered multiplied by the amount of the corresponding Contingent Cash Consideration Payment, in all cases within 10 business days of the applicable approval or event. See Sections 1 and 2.

HOW WILL MY OUTSTANDING OPTIONS, EQUITY AWARDS AND WARRANTS BE TREATED IN THE OFFER AND THE MERGER?

•	Options to acquire the Shares may not be tendered into the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•

In connection with the Merger, all options that have not yet been exercised or other equity awards that are settled in or relate to the Shares will be canceled in exchange for an amount in cash equal to the number of shares of Company Common Stock subject to each Company Option, multiplied by the excess, if any, of (i) the cash Merger Consideration over (ii) the per-share exercise price under such Company Stock Option. Because cash may be payable in the future in respect of Contingent Cash Consideration Payments, holders of options may receive consideration at the closing and/or in the future, depending on when and whether the aggregate cash consideration paid exceeds the exercise price of such holder’s options.

•	Warrants to acquire the Shares may not be tendered into the Offer. If you wish to tender Shares subject to warrants, you must first exercise your warrants (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•	In connection with the Merger, each outstanding unexercised warrant to purchase or otherwise acquire Shares immediately prior to the Offer Closing will, as a consequence of the Offer Closing, only entitle the holder thereof to receive, upon exercise of such warrant, the amount by which the Offer Price exceeds the exercise price of such warrant. The Merger Agreement further provides that as a consequence of the closing of the Merger, each such warrant will automatically be assumed by the Surviving Corporation. Therefore, the holder of a warrant will not receive any consideration pursuant to the Merger until the exercise of such warrant. Because Contingent Cash Consideration Payments may be payable in the future pursuant to the Contingent Cash Consideration Agreement, holders of warrants may receive consideration at the Effective Time and/or in the future, depending on when such warrants are exercised and when and whether the aggregate cash consideration paid exceeds the exercise price of such holder’s warrants. The Company has three tranches of warrants outstanding with exercise prices of $2.00, $2.79 and $7.45 per share, respectively. The following illustrates the treatment of NuPathe’s outstanding warrants:

•	if a warrant with an exercise price of $2.00 per share is exercised following the closing of the Merger, the holder thereof would receive upon exercise $1.65 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

•	if a warrant with an exercise price of $2.79 per share is exercised following the closing of the Merger, the holder thereof would receive upon exercise $0.86 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

•	if a warrant with an exercise price of $7.45 per share is exercised following the closing of the Merger, the holder thereof would not receive any initial cash consideration in the Offer Price and would not receive any amounts payable pursuant to the Contingent Cash Consideration Agreement as the exercise price would be greater than the total potential amount per share payable under the Merger Agreement (including the CCCPs).

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER?

•	The receipt of cash and rights to receive CPRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the United States federal income tax treatment of the CPRs, with respect to which there is uncertainty. Each Stockholder is urged to consult with its own tax advisors to determine the particular tax consequences to it (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more detailed explanation of United States federal income tax considerations relevant to the Offer and the Merger, see Section 5—“Certain Material United States Federal Income Tax Consequences of the Offer and the Merger.”

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, NuPathe’s stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will have certain rights under Section 262 of the General Corporation Law of the State of Delaware, or the DGCL, to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. NuPathe’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from NuPathe. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of NuPathe who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

•	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by NuPathe’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is filed as Exhibit (a)(5)(A) to the Schedule TO. See Section 15.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 290-6427. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

NUPATHE INC.

INTRODUCTION

Train Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of NuPathe Inc., a Delaware corporation (“NuPathe”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share (less any required withholding taxes and without interest) in Contingent Cash Consideration Payments (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 17, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among NuPathe, Teva Pharmaceutical Industries Ltd., an Israeli corporation and our indirect parent (“Teva”), and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into NuPathe, and NuPathe will be the surviving corporation and a wholly-owned subsidiary of Teva (such corporation, the “Surviving Corporation” and such merger, the “Merger”). Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you, provided that the required information is timely provided to the IRS. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability. See Section 5—“Certain Material United States Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”) and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”).

In the event that cumulative Net Sales (as defined below) of ZECUITY® during four consecutive calendar quarters ending on or prior to the Termination Date (as defined below) are at least $100,000,000 (such event, the “First ZECUITY® Net Sales Event”), then Purchaser will, subject to the terms described below, pay $2.15 per Share (less any required withholding taxes and without interest) to stockholders of NuPathe whose Shares are accepted for payment in connection with the Offer (such payment, the “First ZECUITY® Net Sales Contingent Cash Consideration Payment”). In the event that the First ZECUITY® Net Sales Event does not occur prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY® (the “Termination Date”), then Purchaser will not pay, and tendering stockholders shall not receive, the First ZECUITY® Net Sales Contingent Cash Consideration Payment.

In the event that cumulative Net Sales (as defined below) of ZECUITY® during four consecutive calendar quarters ending on or prior to the Termination Date are at least $300,000,000 (meaning there are another $200,000,000 in net sales (as defined below) of ZECUITY® in addition to the initial $100,000,000 of net sales (as defined below) described above, for aggregate net sales (as defined below) of ZECUITY® of at least $300,000,000) (such event, the “Second ZECUITY® Net Sales Event”), then Purchaser will, subject to the terms described below, pay $1.00 per Share (less any required withholding taxes and without interest) to stockholders of NuPathe whose Shares are accepted for payment in connection with the Offer (such payment, the “Second ZECUITY® Net Sales Contingent Cash Consideration Payment” and, together with the First ZECUITY® Net Sales Contingent Cash Consideration Payment, the “Contingent Cash Consideration Payments”). In the event that the Second ZECUITY® Net Sales Event does not occur prior to the Termination Date, then Purchaser will not pay, and tendering stockholders shall not receive, the Second ZECUITY® Net Sales Contingent Cash Consideration Payment.

“Net Sales” means, with respect to ZECUITY®, the gross amount invoiced by or on behalf of Teva or its affiliates, licensees or sublicensees for ZECUITY® sold to third parties other than licensees or sublicensees in bona fide, arm’s-length transactions, less the following deductions, without duplication, to the extent included in the gross invoiced sales price of the product or otherwise directly paid or incurred by Teva, its affiliates, licensees or sublicensees acting on its behalf with respect to the sale of such product:

(1)	normal and customary trade and quantity discounts actually allowed and properly taken directly with respect to sales of the product;

(2)	amounts repaid or credited by reasons of defects, recalls, returns, rebates and allowances of goods or because of retroactive price reductions specifically identifiable to the product;

(3)	chargebacks, rebates (or the equivalent thereof) and other amounts paid on sale or dispensing of the product;

(4)	rebates (or the equivalent thereof) and administrative fees paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(5)	amounts payable resulting from governmental (or agency thereof) mandated rebate programs or chargeback programs;

(6)	tariffs, duties, excise, sales, value-added and other taxes (other than taxes based on income) and charges of Governmental Authorities;

(7)	cash discounts for timely payment;

(8)	rebates paid to wholesalers for inventory management programs;

(9)	amounts repaid or credited or provisions made for uncollectible amounts on previously sold products; and

(10)	required distribution commissions and fees (such as fees related to services provided pursuant to distribution service agreements with major wholesalers) payable to any third party providing distribution services to Teva so long as such commissions and fees are consistent with the distribution commissions and fees payable in respect to other branded prescription products commercialized by Teva;

all as determined in accordance with Teva’s usual and customary accounting methods, which shall be in accordance with U.S. Generally Accepted Accounting Principles; provided that it shall be in accordance with International Financial Reporting Standards “IFRS”, should Teva be required to, or elect to, maintain records and books of accounts in accordance with IFRS. Sales from Teva to its affiliates, licensees or sublicensees shall be disregarded for purposes of calculating Net Sales. Any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are charged to third parties shall not be deducted from the invoice price in the calculation of Net Sales. Further: (i) in the case of any sale or other disposal of a product between or among Teva and its affiliates, licensees and sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party; (ii) in the case of any sale which is not invoiced or is delivered before invoice, Net Sales shall be calculated at the time of shipment or when the product is paid for, if paid for before shipment or invoice; and (iii) in the case of any sale or other disposal for value, such as barter or counter-trade, of any product, or part thereof, other than in an arm’s-length transaction exclusively for money and excluding any patient assistance programs, Net Sales shall be calculated as above on the value of the non-cash consideration received or the fair market price (if higher) of the product in the country of sale or disposal.

Any contractual rights to the Contingent Cash Consideration Payments will not be assignable or transferable except by operation of law (including the laws of descent and distribution), by intestacy or by gift or transfer for estate planning purposes, and will not be evidenced by any certificate or other instrument. Upon any payment of the Contingent Cash Consideration Payment to the person identified in the appropriate portion of a Letter of Transmittal, Purchaser’s obligations with respect thereto will be fully discharged.

The Offer is not subject to any financing condition, but the Offer is subject to the conditions, among others, that:

•	there having been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement) that number of Shares which, when added to the Shares already owned by Teva and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis.” NuPathe has informed Teva and Purchaser that, as of January 17, 2014, there were 42,766,787 Shares outstanding on a fully-diluted basis. Based upon the foregoing, the Minimum Tender Condition will be satisfied if 21,383,394 Shares are validly tendered and not withdrawn prior to the expiration time of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of then outstanding Shares on a fully-diluted basis at the expiration time of the Offer. We refer to this condition (as more fully described in Section 13—“Conditions of the Offer”) as the “Minimum Tender Condition”; provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe acting jointly will be permitted to disregard the dilutive effect of any Company Warrants;

•	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”) and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

•	no applicable law and no permanent injunction or other judgment, order or decree having been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction will be and remain in effect which has the effect of prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	there not existing any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the closing of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to result in any material adverse change to the business of NuPathe (as more fully described in Section 13— “Conditions of the Offer”), and

•	the Company and Parent not having reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement not having been terminated in accordance with its terms.

Teva reserves the right to waive any of the conditions to the offer in its sole discretion, other than the Minimum Tender Condition. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on Thursday, February 20, 2014, unless the Offer is extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

NuPathe’s board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) approved and adopted the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer.

For factors considered by NuPathe’s board of directors, see NuPathe’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of NuPathe and each Share owned by Purchaser, Teva or any direct or indirect wholly-owned subsidiary of Teva or by NuPathe immediately prior to the Effective Time which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and any dissenting Shares) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements.” Section 5—“Certain Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes certain material United States federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (3) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that NuPathe will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of NuPathe. Following the consummation of the Offer and subject to the satisfaction of the remaining condition to the Merger, Teva, Purchaser and NuPathe will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of NuPathe in accordance with Section 251(h) the DGCL. See Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, February 20, 2014, unless we, in accordance with the Merger Agreement, have extended the initial offering period of the Offer, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by us, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13— “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements—Merger Agreement—Termination” occur.

To the extent permitted by applicable law, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of NuPathe:

(1) reduce the number of Shares subject to the Offer,

(2) reduce the Offer Price or change the form of consideration payable in the Offer,

(3) change, modify or waive the Minimum Tender Condition,

(4) impose conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the

      Offer” or

(5) otherwise amend the Offer in any manner adverse to the holders of the Shares.

We may, in our sole and absolute discretion, increase the Offer Price payable in the Offer without the consent of NuPathe. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the restrictions previously identified in paragraphs (1) through (5) above.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer as of the Expiration Date, promptly following the Expiration Date, we will accept for payment, purchase and pay for any Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may extend the Offer for any period at our sole discretion and must extend the Offer from time to time for such period as may be required by any applicable law, rule, regulation, interpretation or position if any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff thereof or the NASDAQ Global Market applicable to the Offer requires such extension.

We must extend the Offer for successive periods of time, to be determined in our sole discretion, if on any scheduled expiration date any of the conditions of the Offer have not been satisfied or, in our sole discretion, waived. We also, therefore, must extend the Offer for any period required by the Securities and Exchange Commission, the NASDAQ Global Market or the New York Stock Exchange and until such time as the waiting period (or any extension thereof) applicable to the consummation of the Offer under the HSR Act (as defined below) has expired or terminated. We are never required to extend the Offer beyond June 30, 2014 or at any time we are entitled to terminate the Merger Agreement. See Section 11—“Purpose of the Offer and Plans for Norwood; Summary of the Merger Agreement.”

Unless the Merger Agreement or the Offer is terminated in accordance with its terms, we may in our sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three to 20 business days to acquire additional outstanding Shares. Although we have no intention to provide for a subsequent offering period if the Merger can be effected pursuant to Section 251(h) of the DGCL, and consider it unlikely that we would provide for a subsequent offering period, we reserve the right to provide for a subsequent offering period.

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If we provide a subsequent offering period, tendering stockholders will not have withdrawal rights. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. We will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer. Although we have no intention to provide for a subsequent offering period if the Merger can be effected pursuant to Section 251(h) of the DGCL, and consider it unlikely that we would provide for a subsequent offering period, we reserve the right to provide for a subsequent offering period.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, to not accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Teva and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Conditions of the Offer.” Our reservation of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Securities and Exchange Commission.

Immediately following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of NuPathe pursuant to Section 251(h) of the DGCL.

NuPathe has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on NuPathe’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the Expiration Date. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Securities and Exchange Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares”; (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when we give oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

All Contingent Cash Consideration Payments will be made in accordance with the applicable agreement governing such Contingent Cash Consideration Payment. See Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements—Contingent Cash Consideration Agreement.” The contractual right to any Contingent Cash Consideration Payment will not be evidenced by any certificates.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the subsequent offering period, if any and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or the expiration of the subsequent offering period, if any, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date or the expiration of the subsequent offering period, if any, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of

Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of NuPathe, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible

Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If we extend the Offer, we delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Date.

In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of United States federal income tax considerations relevant to the Offer or the Merger, as the case may be, applicable to NuPathe stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations (possibly with retroactive effect). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not address all aspects of United States federal income taxation which may be relevant to particular NuPathe stockholders in light of their individual investment circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, mutual funds, insurance companies, dealers or traders in securities or currencies, expatriates, real estate investment trusts, taxpayers subject to anti-inversion rules of Section 7874 of the Code, taxpayers subject to alternative minimum tax and tax-exempt organizations) or to stockholders who acquired NuPathe common stock in connection with stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential United States federal income tax consequences of the Offer and the Merger. This summary also does not address the effect of other United States federal tax laws (such as the Medicare tax on certain investment income and estate and gift tax laws) or under any applicable state, local or non-United States tax laws. We urge you to consult your tax advisor with respect to the particular United States federal, state, and local, or non-United States tax consequences of the Offer and the Merger to you.

If a partnership holds Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership that holds Shares, you should consult your tax advisor regarding the tax considerations relevant to the Offer and the Merger.

U.S. Holders

For purposes of this summary, a “U.S. holder” is a beneficial owner of Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation that is created in, or organized under the law of, the United States or any state or political subdivision thereof; (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as United States person under the Code.

General

The receipt of the Offer Price or the Merger Consideration, as applicable, by a U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger will be a taxable transaction for United States federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the United States federal income tax treatment of the rights to receive Contingent Cash Consideration Payments (the “Contingent Payment Rights” or “CPRs”), with respect to which there is substantial uncertainty.

The Offer Price and the Merger Consideration each consist of cash and CPRs; consequently, the receipt of the Offer Price or the Merger Consideration, as applicable, may be treated as either a “closed transaction” or an “open transaction” for United States federal income tax purposes. The installment method of reporting any gain attributable to the receipt of CPRs will not be available because NuPathe common stock is traded on an established securities market. The following sections discuss the United States federal income tax consequences of the receipt of the Offer Price or the Merger Consideration, as applicable, in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the CPRs should be taxed as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. It also is possible that the CPRs may be characterized as debt instruments for United States federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of CPRs.

Treatment as Open Transaction

Receipt of the Offer Price or the Merger Consideration, as applicable, generally should be treated as an “open transaction” only if the value of the CPRs cannot be “reasonably ascertained.” If the receipt of the Offer Price or the Merger Consideration, as applicable, is treated as an “open transaction” for United States federal income tax purposes, a U.S. holder generally should recognize capital gain or loss for United States federal income tax purposes upon consummation of the Offer or the Merger, as applicable, in an amount equal to the difference, if any, between the amount of cash received and such U.S. holder’s adjusted tax basis in the Shares tendered pursuant the Offer or converted into the right to receive the Merger Consideration pursuant to the Merger. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares tendered pursuant the Offer or converted pursuant to the Merger (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss should be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

If the transaction is treated as an “open transaction” for United States federal income tax purposes, the CPRs would not be taken into account in determining the holder’s taxable gain upon receipt of the Offer Price or the Merger Consideration, as applicable, and a U.S. holder would take no tax basis in the CPRs, but would be subject to tax as Contingent Cash Consideration Payments were made or deemed made in accordance with the U.S. holder’s regular method of accounting. A portion of such payments would be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as capital gain. It is the position of the IRS, as reflected in Treasury Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain as to warrant open transaction treatment. However, NuPathe and the Paying Agent have each agreed in the CPRs that it generally will not act in a manner inconsistent with the characterization of the CPRs as having been issued in an “open transaction.” This agreement is not binding on the IRS or any other taxing authority.

Treatment as Closed Transaction

If the value of the CPRs can be “reasonably ascertained,” the transaction generally should be treated as a “closed transaction” for United States federal income tax purposes, and gain or loss would be determined upon consummation of the Offer or the Merger, as applicable, in the same manner as if the transaction were an “open transaction,” except that a U.S. holder would take into account the fair market value of the CPRs, determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized for purposes of calculating gain or loss with respect to the disposition of Shares.

If the transaction is treated as a “closed transaction” for United States federal income tax purposes, a U.S. holder’s initial tax basis in the CPRs will equal the fair market value of the CPRs on the date of the consummation of the Offer or the Merger, as applicable. The holding period of the CPRs will begin on the day following the date of the consummation of the Offer or the Merger, as applicable.

Future Payments on the CPRs

Treatment as Open Transaction. If the transaction is treated as an “open transaction,” a payment in the future to a U.S. holder of a CPR should be treated as a payment under a contract for the sale or exchange of Shares to which Section 483 of the Code applies. Under Section 483, a portion of the payment made pursuant to a CPR will be treated as interest, which will be ordinary income to the U.S. holder of a CPR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Offer or the Merger, as applicable, calculated using the applicable federal rate as the discount rate. The applicable federal rate is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the Internal Revenue Service. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the 3-month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the 3-month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. The maturity range of the relevant applicable federal rate will correspond to the period from the date of the disposition of Shares in the Offer or the Merger, as applicable, to the date the amount is received or deemed received. The U.S. holder of a CPR must include in its taxable income interest pursuant to Section 483 of the Code using such U.S. holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and when fixed, in the case of an accrual method holder). The portion of the payment pursuant to a CPR that is not treated as interest under Section 483 of the Code should be treated as gain from the sale of a capital asset, as discussed above.

Treatment as Closed Transaction. There is no authority directly on point with respect to the treatment of contingent payment rights payments similar to the Contingent Cash Consideration Payments. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a “closed transaction,” a portion of one or more payments with respect to each CPR would likely be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CPR. To the extent that payments are not treated as such, payments may be treated as either (i) payments with respect to a sale of a capital asset, (ii) income taxed at ordinary rates or (iii) dividends. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described directly above under “Treatment as Open Transaction”).

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CPRs, you are urged to consult your tax advisors concerning the recognition of income and gain, if any, resulting from the receipt of the CPRs in the Offer or the Merger, as applicable.

Information Reporting and Backup Withholding

Information reporting to the IRS generally will be required with respect to payments of the Offer Price or the Merger Consideration, as applicable, as well as to Contingent Cash Consideration Payments, to holders other than corporations and other exempt recipients. In addition, under the “backup withholding” provisions of the United States federal income tax laws, the applicable payor may be required to withhold a portion of the amount of payments made to certain holders pursuant to the Offer or the Merger, as applicable, and possibly a portion of the amount of any Contingent Cash Consideration Payments. In order to prevent U.S. federal income tax backup withholding with respect to payments, a U.S. holder must provide the applicable payor with such holder’s correct taxpayer identification number (“TIN”) and certify that such holder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain holders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the holder, and payments to the holder pursuant to the Offer or the Merger, as applicable, as well as payments pursuant to the CPRs, may be subject to backup withholding. All U.S. holders should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. holder” is a beneficial owner, other than a partnership, of Shares that is, (i) a nonresident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

The following discussion applies only to Non-U.S. holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-U.S. holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-U.S. holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussions of imputed interest, FATCA and backup withholding below, the receipt of the Offer Price or the Merger Consideration, as applicable, by a Non-U.S. holder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger generally will be exempt from United States federal income tax unless:

•	the Non-U.S. holder is an individual that holds Shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	NuPathe is or has been a United States real property holding corporation for United States federal income tax purposes and the Non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

NuPathe has not been, is not and does not anticipate becoming a United States real property holding corporation prior to the date of the consummation of the Offer and the Merger (and, if applicable, the date of any payment with respect to the CPRs) for United States federal income tax purposes.

Generally, if payments are made to a non-U.S. holder with respect to the CPRs, we except that the Paying Agent will withhold tax in an amount equal to 30% of the portion of any such payments treated as imputed interest as discussed above under “U.S. Holders—Future Payments on the CPRs” unless the Non-U.S. Holder establishes an exemption from or reduction of such withholding tax to the satisfaction of the payor (which exemption or reduction generally is established on a properly executed IRS Form W-8BEN). Each Non-U.S. Holder is urged to consult its own tax advisors regarding its eligibility (if any) for such an exemption or reduction, including by claiming the benefit of an applicable tax treaty.

Legislation Affecting Taxation of Shares or CPRs Held By or Through Foreign Entities

Legislation commonly known as the Foreign Account Tax Compliance Act (“FATCA”) will generally require a withholding tax of 30% on U.S.-source interest and dividend income, and on the gross proceeds of a disposition of property of a type that can produce U.S.-source interest and dividend income, paid to (i) a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. This new withholding tax will not apply to (i) interest and dividend income that is paid on or before June 30, 2014 or (ii) gross proceeds from the sale or other disposition of property that is paid on or before December 31, 2016. Under certain circumstances, a Non-U.S. holder of Shares may be eligible for a refund or credit of such taxes, and a Non-U.S. holder of Shares may be required to file a U.S. federal income tax return to claim such refund or credits. Due to the lack of guidance under the FATCA Legislation, Non-U.S. holders are urged to consult their tax advisors concerning the possible application of the FATCA Legislation to payments made to a Non-U.S. holder with respect to Shares tendered and accepted for payment pursuant to the Offer or converted into the right to receive the Merger Consideration in the Merger, including, in particular, cash paid in respect of CPRs.

Backup Withholding Tax

A Non-U.S. holder may be subject to backup withholding tax at the applicable rate with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, and amounts received in respect of CPRs, unless the Non-U.S. holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-U.S. holder is not a United States person or the Non-U.S. holder otherwise establishes an exemption from backup withholding in a manner satisfactory to the applicable payor. See Section 3—“Procedure for Tendering Shares.” Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends

According to NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Shares are traded on the NASDAQ Global Market under the symbol “PATH.” The following table sets forth, for the current fiscal year and the calendar quarters indicated, the high and low sales prices per Share on the NASDAQ Global Market with respect to the fiscal years ended December 31, 2011 and December 31, 2012 as stated in NuPathe’s Annual Report on Form 10-K for the year ended December 31, 2012 and from public sources with respect to the subsequent periods noted below.

	High	Low
Current Fiscal Year:
January 1 through January 15, 2014	$4.49	$3.16

	High	Low
Fiscal Year Ended December 31, 2013:
October 1 through December 31, 2013	$3.48	$1.57
July 1 through September 30, 2013	2.95	2.39
April 1 through June 30, 2013	3.66	2.37
January 1 through March 31, 2013	3.81	2.85

	High	Low
Fiscal Year Ended December 31, 2012:
October 1 through December 31, 2012	$3.71	$2.57
July 1 through September 30, 2012	4.42	3.23
April 1 through June 30, 2012	4.09	3.03
January 1 through March 31, 2012	4.84	1.87

	High	Low
Fiscal Year Ended December 31, 2011:
October 1 through December 31, 2011	$3.12	$1.60
July 1 through September 30, 2011	7.57	2.02
April 1 through June 30, 2011	8.60	6.65
January 1 through March 31, 2011	9.09	7.21

On January 17, 2014, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $4.48 per Share. On January 22, 2014, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ Global Market during normal trading hours was $4.06 per Share. NuPathe has never paid dividends on its common stock. In NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, NuPathe has indicated that it will continue to retain its earnings for use in its business and it did not anticipate paying dividends on Shares in the foreseeable future. Additionally, under the terms of the Merger Agreement, NuPathe is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Teva. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NuPathe, and NuPathe will be the Surviving Corporation. The Certificate of Incorporation of NuPathe and the Bylaws of NuPathe will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until changed or amended. The Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser and NuPathe will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, NuPathe has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) NuPathe has stockholders’ equity of less than $2.5 million, (ii) the market value of NuPathe’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) NuPathe’s net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years. Shares held by officers or directors of NuPathe, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to NuPathe, there were, as of January 13, 2014, approximately 33,353,736 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by NuPathe upon application to the Securities and Exchange Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause NuPathe to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by NuPathe to its stockholders and to the Securities and Exchange Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14 (a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to NuPathe. Furthermore, the ability of “affiliates” of NuPathe and persons holding “restricted securities” of NuPathe to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning NuPathe

The following description of NuPathe and its business has been taken from NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

NuPathe is a specialty pharmaceutical company focused on the development and commercialization of branded therapeutics for diseases of the central nervous system, including neurological and psychiatric disorders. NuPathe’s lead product, ZECUITY® (sumatriptan iontophoretic transdermal system), was approved by the U.S. Food and Drug Administration (“FDA”) on January 17, 2013 for the acute treatment of migraine, with or without aura, in adults.

ZECUITY® is a single-use, battery-powered patch that actively delivers sumatriptan, the most prescribed migraine medication in the U.S., through the skin. ZECUITY® is the first patch approved by the FDA for the acute treatment of migraine. The product is designed to overcome limitations of current migraine treatments that are related to route of administration and peak plasma concentrations, and in particular, to address the unmet needs of patients who experience migraine-related nausea (“MRN”) as part of their attacks. While migraine is commonly associated with a debilitating headache that is the hallmark of a migraine, migraine-related nausea can be a significant source of disability. According to an article by Dr. Richard Lipton in 2013 in Headache, a peer-

reviewed medical journal, and based upon an analysis of the American Migraine Prevalence and Prevention Study, 49.5% of migraine patients experience MRN in at least half of their migraine attacks. In this analysis, the patients who frequently experience migraine-related nausea reported more migraine disease burden and impairment to work and life including increased odds of being on medical leave, and reported higher headache pain severity and headache impact compared with patients who infrequently or never experience MRN.

In addition to ZECUITY®, NuPathe has two pipeline product candidates, NP201 for the continuous symptomatic treatment of Parkinson’s disease, and NP202 for the long-term treatment of schizophrenia and bipolar disorder use our proprietary LAD biodegradable implant technology.

NuPathe is a Delaware corporation with corporate headquarters located at 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355. NuPathe’s telephone number at such corporate headquarters is (610) 232-0800.

Available Information. NuPathe is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning NuPathe’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of NuPathe’s securities, any material interests of such persons in transactions with NuPathe, and other matters is required to be disclosed in proxy statements and periodic reports distributed to NuPathe’s stockholders and filed with the Securities and Exchange Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Securities and Exchange Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Securities and Exchange Commission’s Public Reference Room in Washington, DC can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as NuPathe, who file electronically with the Securities and Exchange Commission. The address of that site is

www.sec.gov. NuPathe also maintains an Internet website at www.nupathe.com. The information contained in, accessible from or connected to NuPathe’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of NuPathe’s filings with the Securities and Exchange Commission. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning NuPathe contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources.

9.	Certain Information Concerning Purchaser and Teva

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and Merger. We are a wholly-owned, indirect subsidiary of Teva. The principal executive offices of Purchaser are located at c/o Teva Pharmaceutical Industries Ltd. 5 Basel Street, P.O. Box 3190, Petach Tikva, 49131 Israel, where our telephone number is 972-3-914-8171.

Teva Pharmaceutical Industries Ltd. Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on central nervous system, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Teva and Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Teva, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of NuPathe; (b) none of Teva, Purchaser or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of NuPathe during the past 60 days; (c) none of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of NuPathe (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Securities and Exchange Commission between any of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and NuPathe or any of its executive officers, directors or affiliates, on the other hand; and (e) other than the transaction described in the Offer to Purchase, in the past two years, there have been no negotiations, transactions or material contacts between any of Teva, Purchaser, their subsidiaries or, to the knowledge of Teva or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and NuPathe or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of NuPathe’s securities, an election of NuPathe’s directors or a sale or other transfer of a material amount of assets of NuPathe.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash and contractual rights to the Contingent Cash Consideration Payments; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger; and (d) Teva has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender in the Offer, you should consider the following in connection with your decision to tender in the Offer: (a) Teva’s future financial condition could deteriorate such that Teva would not have the necessary cash or cash equivalents to make the Contingent Cash Consideration Payments that become payable; (b) holders of the Contingent Payment Right will have no greater rights against Teva than those accorded to general unsecured creditors under applicable law; (c) the Contingent Cash Consideration Payments will be effectively subordinated in right of payment to all of Teva’s secured obligations to the extent of the collateral securing such obligations;

and (d) the Contingent Cash Consideration Payments will be structurally subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Teva’s subsidiaries.

10.	Background of the Offer; Contacts with NuPathe

Background of the Offer and the Merger; Past Contacts or Negotiations between Teva and NuPathe

In the ordinary course of its business, Teva looks to continue to enhance its product line and develop a balanced portfolio of differentiated products, including through selective product acquisitions, in-licensing and company acquisitions. As such, Teva’s management regularly has discussions with other participants in the pharmaceuticals industry, investment bankers and industry consultants.

On December 7, 2012, representatives of Teva and NuPathe spoke regarding ZECUITY. Following such discussion, NuPathe and Teva entered into a confidentiality agreement dated December 30, 2012. Following execution of the confidentiality agreement, Teva commenced diligence on NuPathe, which continued throughout January and February.

On January 24, 2013, representatives of Teva and NuPathe met to discuss a potential partnership, merger or acquisition or other strategic transaction. At this meeting, NuPathe personnel presented an overview of ZECUITY’s product attributes and positioning, market opportunity and manufacturing, which presentation was substantially similar to the initial presentations made to other parties that agreed to meet with NuPathe in such process.

In February 2013, Teva received a process letter requesting an initial, non-binding indication of interest by March 1, 2013. On March 1, 2013, Teva submitted a written initial non-binding indication of interest to acquire all of NuPathe for an upfront cash payment of $130,000,000.

During the week of March 7, 2013, representatives of NuPathe engaged in conversations with representatives of Teva regarding Teva’s indication of interest and informed Teva’s representatives that the value of the initial indication of interest was insufficient. These conversations led to Teva’s submitting, on March 20, 2013, a second non-binding indication of interest to acquire 100% of NuPathe’s equity on a fully-diluted basis for an aggregate purchase price of $145,000,000 in cash.

Throughout March and April 2013, Teva continued to conduct due diligence on NuPathe.

Teva received a final process letter on March 29, 2013 requesting its best and final proposal. On May 1, 2013, Teva informed NuPathe that its board had reached the conclusion that it would not support an acquisition of NuPathe.

On May 14, 2013, representatives of Teva and NuPathe spoke regarding Teva’s decision not to pursue an acquisition of NuPathe, and the potential for a partnership between the companies to commercialize ZECUITY. On May 15, 2013, representatives of Teva and NuPathe spoke regarding a potential commercial partnership between the companies.

On May 22, 2013, representatives of Teva and NuPathe began exploratory discussions involving a co-promotion partnership transaction between Teva and NuPathe. The partnership deal terms initially proposed by Teva on June 5, 2013 were a $10,000,000 upfront payment, a profit share of 70% for Teva and 30% for NuPathe, Teva to fund losses, and a one-time milestone payment of $35,000,000 if net annual sales reached $350,000,000, with manufacturing done by NuPathe at cost plus 15%. Discussions surrounding terms, structure and other matters took place on an episodic basis throughout the summer and fall of 2013.

In July 2013, NuPathe sought to negotiate improved upfront and milestone payments and profit split terms with Teva, relating to the commercial partnership for ZECUITY. Teva refused to negotiate such terms. On July 30, 2013, members of the senior management teams of NuPathe and Teva and representatives of NuPathe’s financial advisor, MTS Health Partners, L.P. (“MTS”), met via conference telephone to further discuss the prospects of a commercial partnership between the companies for ZECUITY.

On October 17 and again on October 22, 2013, representatives of NuPathe and representatives of Teva met to clarify the terms of Teva’s co-promotion offer. Representatives of Teva stated that Teva was willing to move forward to contract negotiations with NuPathe, but that Teva would not improve the upfront and milestone payments and profit split terms previously presented.

On November 6, 2013, representatives of NuPathe, MTS and Teva met via telephone conference to further discuss the terms of the co-promotion transaction.

On November 13, 2013, representatives of Teva informed representatives of NuPathe that Teva’s transaction committee had approved the proposed co-promotion transaction and that it would commence drafting a definitive agreement to present to NuPathe, an initial draft of which was submitted to NuPathe’s representatives on November 21, 2013. The terms of the co-promotion agreements were negotiated on December 6, 2013 on a conference call, with an in-person meeting scheduled the following week to continue to negotiate the agreement.

On December 12, 2013, the management teams of Teva and NuPathe, as well as outside counsel to Teva and Morgan Lewis met for a negotiation session in New York City. During this meeting the parties negotiated various transaction terms, however, the upfront and milestone payment and profit split offered by Teva remained unchanged.

On December 15, 2013, representatives of NuPathe called representatives of Teva to cease negotiations with respect to a co-promotion transaction. On December 16, 2013, Endo and NuPathe issued a press release announcing the execution of the Endo Merger Agreement.

Members of Teva’s management met with Teva’s financial and legal advisors during the end of December and beginning of January to discuss the announcement of the Endo Merger Agreement and the possibility of submitting an acquisition proposal for NuPathe.

Late on January 6, 2014, Teva sent to NuPathe an unsolicited acquisition proposal (the “Teva Proposal”) together with a proposed draft of a merger agreement between Teva, an indirect, wholly owned subsidiary of Teva and NuPathe, and a proposed draft of a contingent cash consideration agreement between Teva, such subsidiary and American Stock Transfer and Trust Company, each of which, except as described below, was substantially the same as the Endo Merger Agreement and the form of contingent cash consideration agreement between NuPathe and Endo.

The Teva Proposal provided for an offer by an indirect, wholly owned subsidiary of Teva to purchase any and all of the Shares, at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY (the “Teva Contingent Cash Consideration Payments”). The Teva Contingent Cash Consideration Payments would be payable pursuant to a contingent cash consideration agreement (the “Teva Contingent Cash Consideration Agreement”) as follows: (i) $0.85 per Share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, (ii) $1.00 per Share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY and (iii) $1.30 per share upon net sales of ZECUITY reaching at least $450,000,000 during any four consecutive calendar

32.1

quarters on or prior to the sixtieth day following the twelfth anniversary of the date of the first commercial sale of ZECUITY, subject to the terms and conditions of the Teva Contingent Cash Consideration Agreement. Under the Teva Proposal, warrants, options and other incentive equity awards will be treated in the same manner as proposed by Endo pursuant to the Endo Merger Agreement.

The Teva Letter indicated that Teva was prepared to loan NuPathe funds to cover both NuPathe’s ongoing operations pending closing of a transaction on the same terms as proposed by Teva and to pay any termination fee due under the Endo Merger Agreement. The draft merger agreement provided that if terminated by NuPathe, in addition to paying a $5 million termination fee, NuPathe also would be required to repay any amounts loaned to the NuPathe by Teva, including any amounts loaned by Teva to pay the termination fee due under the Merger Agreement. The Teva Letter requested the disclosure schedules to the Endo Merger Agreement and provided a draft confidentiality agreement signed by Teva with terms substantially similar to the terms contained in the confidentiality agreement between Endo and NuPathe. The Teva Letter indicated that the Teva offer was unanimously approved by the Teva board of directors and that Teva anticipated that it would be able to sign a definitive merger agreement with NuPathe within five days of delivery of the disclosure schedules to the Endo Merger Agreement. The Teva Letter further stated that there were no financing contingencies with the Teva Proposal, and Teva did not believe there were any regulatory impediments to completing the proposed transaction.

On January 7, 2014, NuPathe informed Teva that it would engage in discussions and negotiations with Teva regarding the Teva Proposal and to furnish Teva with certain confidential information pursuant to a confidentiality agreement.

On January 8, 2014, the Confidentiality Agreement was signed by Teva and NuPathe. Representatives of NuPathe, MTS and Teva had a telephone conference regarding the terms of the Teva Proposal. Subsequent to that discussion, later in the day on January 8, 2014, representatives of MTS and Teva had another telephone conversation regarding the Teva Proposal. Also on January 8, 2014, NuPathe and Morgan Lewis provided Kirkland & Ellis LLP, counsel to Teva (“Kirkland & Ellis”) with a copy of the Company disclosure schedules to the Endo Merger Agreement, and certain documents relating thereto that had previously been provided by Endo.

During the following week, representatives of NuPathe and representatives of Teva held discussions regarding the Teva Proposal and representatives of NuPathe indicated that, in order to proceed, Teva would need to revise the terms of its proposed Contingent Cash Consideration Agreement to be substantially in the form agreed between NuPathe and Endo.

On January 14, 2014, Teva submitted a revised proposal (the “Revised Teva Proposal”). The Revised Teva Proposal enclosed a revised draft of the Teva Contingent Cash Consideration Agreement (the “Revised Teva Contingent Cash Consideration Agreement”). The Revised Teva Proposal included the same terms and conditions of the prior Teva Proposal except that the Contingent Cash Consideration Agreement was substantially in the form agreed between NuPathe and Endo, with the same milestones and payments to be made upon achievement of the milestones.

A letter accompanying the Revised Teva Proposal stated that, except for the Revised Contingent Cash Consideration Agreement described above, all other terms of the Teva Proposal remained the same.

Following the meeting of NuPathe’s Board,, Morgan Lewis provided a revised draft of the Merger Agreement, updated Company disclosure schedules to the Merger Agreement, and certain additional diligence items previously provided to Endo, to Kirkland & Ellis, reflecting the revised terms approved by NuPathe’s Board.

Morgan Lewis and Kirkland & Ellis continued to discuss additional revisions to the Teva Merger Agreement throughout the day on January 15, 2014. Representatives of NuPathe, Teva, Kirkland & Ellis and

32.2

Morgan Lewis also held a telephone conference on the evening of January 15, 2014 to discuss certain diligence matters. On the evening of January 15, 2014, Morgan Lewis informed Kirkland & Ellis that NuPathe intended to make a change of recommendation and no longer recommend that its stockholders tender their Shares to Endo.

Throughout January 16, 2014 and January 17, 2014, Morgan Lewis and Kirkland & Ellis continued to negotiate the Merger Agreement and the related transaction documents. On January 17, 2014, NuPathe executed the Promissory Note and Subordination Agreement to borrow $5 million from Teva, and subsequently delivered a notice of termination of the Endo Merger Agreement to Endo and paid the termination fee of $5 million required under the Endo Merger Agreement. Endo acknowledged receipt of the termination notice and fee and the Endo Merger Agreement was terminated. On the evening of January 17, 2014, Teva and NuPathe executed the Merger Agreement.

On January 21, 2014, Teva and NuPathe issued a press release announcing the execution of the Merger Agreement.

Certain Projected Financial Information of NuPathe

For purposes of evaluating NuPathe as a stand-alone enterprise, the prospect of a transaction with NuPathe and the prospect of launching ZECUITY® independently in connection with the evaluation of the Offer, NuPathe’s management provided Teva, in NuPathe’s virtual data room, with company-prepared financial projections for NuPathe assuming ZECUITY® was the only saleable product or source of revenue. As a result, development expenses for other product candidates, beyond the support of ZECUITY®, were not contemplated. In addition to other assumptions and estimates made by NuPathe’s management in support of this forecast, set forth below are NuPathe’s management’s key assumptions and estimates:

•	Commercial launch of ZECUITY on January 1, 2014.

•	ZECUITY marketed by a sales force comprised of 60 NuPathe sales representatives at launch, increasing to 95 sales representatives in late 2015.

•	ZECUITY reaches peak market share of 1.28% of total triptan units in 2019, five years after launch. Total triptan units assumed to be 131.7 million in 2014 and to grow at a rate of 0.61% per year based upon Nupathe management’s analysis of historical triptan unit data from IMS Health, Incorporated, a pharmaceutical market research firm, epidemiology data for migraine in the U.S. and U.S. census data.

•	With respect to ZECUITY net sales, NuPathe assumed an initial gross selling price (also known as WAC, or wholesale acquisition cost) of $150 per unit with annual price increases of 5% until reaching peak market share in 2019 and 3% thereafter. Deductions for chargebacks, rebates, returns and other applicable discounts that are usual and customary in the pharmaceutical industry, in each case, based on NuPathe’s best estimates, ranging from 26.4% of gross sales in 2014 to 21.7% of gross sales upon reaching peak market share in 2018 and remaining constant thereafter were applied to arrive at net sales.

•	Operating expenses are comprised primarily of sales and marketing expenditures that contemplate the costs to build a commercial infrastructure to launch a new pharmaceutical product and support the forecasted net sales of ZECUITY, the competitive nature of the migraine market, and the unique product attributes and market positioning for ZECUITY. Operating expenses also include research and development expenses to support ZECUITY and general and administrative expenses at levels that are consistent with industry ranges to support ZECUITY net sales.

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The following projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY® and are not probability adjusted.

NuPathe Stand-Alone Forecast P&L

(non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Net ZECUITY® Revenue	$12	$39	$109	$186	$240	$256	$265	$275	$285	$295	$306	$317	$328	$340	$352	$121
Gross Profit	$8	$31	$89	$153	$199	$212	$220	$228	$236	$244	$253	$263	$272	$282	$292	$101
Total Operating Expenses	$(60)	$(57)	$(69)	$(79)	$(83)	$(84)	$(86)	$(89)	$(74)	$(74)	$(74)	$(75)	$(76)	$(76)	$(78)	$(24)
EBIT	$(51)	$(26)	$20	$74	$115	$128	$133	$138	$162	$170	$179	$188	$197	$205	$215	$77
Net Income (Loss)	$(52)	$(26)	$20	$74	$73	$81	$84	$87	$102	$107	$113	$118	$123	$129	$135	$48

These projections reflect NuPathe’s management’s target forecast (management’s goal for ZECUITY® revenue) and are not probability-adjusted.

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None of Teva, Purchaser, NuPathe or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided. Teva’s management prepared its own estimates of NuPathe’s operating performance, and Teva did not base the Offer described in this Offer to Purchase on the NuPathe projections.

It is Teva’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and NuPathe’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that NuPathe may achieve the results contained in the projections, and accordingly assume no responsibility for them.

None of Teva, Purchaser or any of their respective affiliates or representatives participated in preparing, nor do they express any view on, the projections summarized above, or the assumptions underlying such information. These projections are being provided in this document only because NuPathe made them available to Teva in connection with Teva’s due diligence review of NuPathe. The summary of the projections is not included in this document in order to influence any NuPathe stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares into the Offer or whether or not to seek appraisal rights with respect to Shares.

11.	Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for NuPathe

The purpose of the Offer and the Merger is for Teva and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, NuPathe. Pursuant to the Merger, Teva will acquire all of the stock of NuPathe not purchased pursuant to the Offer or otherwise. Stockholders of NuPathe who sell their Shares in the Offer will cease to have any equity interest in NuPathe or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in NuPathe. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of NuPathe will not bear the risk of any decrease in the value of NuPathe.

If the Offer is consummated, we do not anticipate seeking the approval of NuPathe’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of NuPathe in accordance with Section 251(h) of the DGCL as soon as practicable after the consummation of the Offer. Accordingly, we do not expect to exercise our right to provide for a subsequent offering period, nor do we expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Teva is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, NuPathe’s board of directors. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation.” below. At the Effective Time, the Certificate of Incorporation of NuPathe and the Bylaws of NuPathe, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation and Bylaws. The directors and officers of Purchaser will become the directors of NuPathe until their respective successors are duly elected or appointed. See “The Merger—Organizational Documents, Directors and Officers of the Surviving Corporation.” below.

Teva and Purchaser are conducting a detailed review of NuPathe and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer. Teva and Purchaser will continue to evaluate the business and operations of NuPathe during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Teva intends to review such information as part of a comprehensive review of NuPathe’s business, operations, capitalization and management with a view to optimizing development of NuPathe’s potential in conjunction with NuPathe’s existing businesses. We expect that all aspects of NuPathe’s business will be fully integrated into Teva. However, such plans may change based on further analysis, including changes in NuPathe’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Teva and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Teva nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving NuPathe, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in NuPathe’s capitalization, corporate structure, business or composition of its management or board of directors. Prior to the Expiration Date, Teva may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Teva’s obligations under the Merger Agreement.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the Securities and Exchange Commission with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 under “Available Information.” Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Merger Agreement.

The Offer

The Offer. The Merger Agreement provides that Teva and Purchaser will commence the Offer to purchase any and all of the outstanding Shares. The obligations of Purchaser to, and of Teva to cause Purchaser to, accept for payment and pay for, any Shares tendered pursuant to the Offer are subject only to the conditions described in Section 13—“Conditions of the Offer” (each such condition, an “Offer Condition”). Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of NuPathe, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions set forth in “Conditions of the Offer” or (v) otherwise amend the Offer in any manner adverse to the holders of Shares.

The initial expiration date of the Offer is midnight, New York City time, on Thursday, February 20, 2014. Purchaser must extend the Offer for successive periods of time to be determined at the sole discretion of

Purchaser if, on the then-scheduled expiration date of the Offer, any of the conditions to the offer, including the Minimum Tender Condition the other Offer Conditions, is not satisfied or waived; provided, however, that in no event will Purchaser be required to extend the Offer beyond June 30, 2014 or at any time Purchaser is entitled to terminate the Merger Agreement.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after Purchaser is legally permitted to do so. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon expiration of the Offer (the “Offer Closing”), extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. Although we have no intention to provide for a subsequent offering period if the Merger can be effected pursuant to Section 251(h) of the DGCL, and consider it unlikely that we would provide for a subsequent offering period, we reserve the right to provide for a subsequent offering period.

NuPathe Actions. NuPathe has consented to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and represented that NuPathe’s board of directors, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) approved and adopted the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer.

Directors. The Merger Agreement provides that, effective upon the Offer Closing, Teva will be entitled to designate the number of directors, rounded up to the next whole number, on NuPathe’s board of directors that equals the product of (i) the total number of directors on the board of directors and (ii) the percentage that the number of Shares beneficially owned by Teva and/or Purchaser (including shares accepted for payment) bears to the total number of shares outstanding, and NuPathe will cause Teva’s designees to be elected or appointed to the board of directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, NuPathe will also cause individuals designated by Teva to constitute the number of members, rounded up to the next whole number, on each committee of the board of directors that represents the same percentage as such individuals represent on the board of directors.

The Merger

The Merger. The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NuPathe, and NuPathe will be the Surviving Corporation.

Merger Without a Vote. The Merger Agreement provides the Merger shall be effected as soon as practicable following the consummation of the Offer (subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of NuPathe stockholders.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation of NuPathe and the Bylaws of NuPathe will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated.

Effects of the Merger; Exchange of Certificates

Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of NuPathe, (ii) each Share owned by Purchaser, Teva or any direct or indirect wholly-owned subsidiary of Teva or of NuPathe immediately prior to the Effective Time, and (iii) any dissenting Shares) will be canceled and will be converted automatically into the right to receive cash and Contingent Payment Rights equal in form and amount to the Offer Price paid in the Offer (the “Merger Consideration”).

Treatment of Options. The Merger Agreement provides that effective not later than the closing of the Merger (the “Closing”), NuPathe will take all necessary action to provide that, effective as of the Closing, the NuPathe stock plans and all NuPathe stock options outstanding immediately before the Closing will be canceled and of no further force or effect. Each holder of outstanding options under NuPathe’s stock plans shall receive consideration equal to the number of Shares subject to each such option (whether vested or unvested), multiplied by the excess, if any, of (i) the cash portion of the Merger Consideration over (ii) the per-share exercise price under such option. Because cash may be payable in the future in respect of Contingent Payment Rights, holders of options may receive consideration at the closing and/or in the future, depending on when and whether the aggregate cash consideration paid exceeds the exercise price of such holder’s options.

Treatment of Warrants. The Merger Agreement provides that each outstanding unexercised warrant to purchase or otherwise acquire Shares immediately prior to the Offer Closing (each, a “Warrant”) will, as a consequence of the Offer Closing, only entitle the holder thereof to receive, upon exercise of such Warrant, provides that each outstanding unexercised Warrant to purchase or otherwise acquire Shares immediately prior to the closing of the Offer will, as a consequence of the closing of the Offer, only entitle the holder thereof to receive, upon exercise of such Warrant, the amount by which the Offer Price exceeds the exercise price of such Warrant. The Merger Agreement further provides that as a consequence of the closing of the Merger, each such Warrant will automatically be assumed by the Surviving Corporation. Therefore, the holder of a Warrant will not receive any consideration pursuant to the Merger until the exercise of such Warrant. Because Contingent Cash Consideration Payments may be payable in the future pursuant to the Contingent Cash Consideration Agreement, holders of Warrants may receive consideration at the Effective Time and/or in the future, depending on when such Warrants are exercised and when and whether the aggregate cash consideration paid exceeds the exercise price of such holder’s Warrants. The Company has three tranches of Warrants outstanding with exercise prices of $2.00, $2.79 and $7.45 per share, respectively. The following illustrates the treatment of NuPathe’s outstanding Warrants:

•	if a Warrant with an exercise price of $2.00 per share is exercised following the closing of the Merger, the holder thereof would receive upon exercise $1.65 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

•	if a Warrant with an exercise price of $2.79 per share is exercised following the closing of the Merger, the holder thereof would receive upon exercise $0.86 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

•	if a Warrant with an exercise price of $7.45 per share is exercised following the closing of the Merger, the holder thereof would not receive any initial cash consideration in the Offer Price and would not receive any amounts payable pursuant to the Contingent Cash Consideration Agreement as the exercise price would be greater than the total potential amount per share payable under the Merger Agreement (including the CCCPs).

At the Effective Time, Teva will deposit with American Stock Transfer & Trust Company, in trust for the benefit of the holders of Shares immediately prior to the Effective Time, the cash portion of the Merger Consideration to be paid in respect of the Shares.

Representations and Warranties

Representations and Warranties of NuPathe. In the Merger Agreement, NuPathe has made customary representations and warranties to Teva and Purchaser with respect to, among other matters, its organization and qualification, certificate of incorporation and bylaws, capitalization, authority relative to the Merger Agreement, no conflict, required filings and consents, permits, compliance, Securities and Exchange Commission filings, financial statements, absence of certain changes or events, FDA and related matters, taxes, change of control arrangements, absence of litigation, material contracts, employee benefit plans, labor and employment matters, intellectual property, real property, stockholders’ rights agreement, brokers, schedule of fees and expenses, manufacturing capacity and insurance.

For purposes of the Merger Agreement, the phrase “Company Material Adverse Effect” means, with respect to NuPathe, (1) any termination of the Commercial Supply Agreement, dated as of October 9, 2013, by and between NuPathe and LTS Lohmann Therapy Systems Corp. or the Interim Supply Agreement, dated as of October 9, 2013, by and between NuPathe, LTS Lohmann Therapy Systems Corp. and LTS Lohmann Therapy Systems Corp., or (2) any change, effect, event, occurrence, state of facts or development which individually or in the aggregate (i) results in any change or effect that is materially adverse to the business, financial condition, properties, assets, liabilities (contingent or otherwise) or results of operations of NuPathe, taken as a whole, (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by NuPathe of the Merger or the other transactions contemplated by the Merger Agreement, or (iii) results in the inability of NuPathe to manufacture at least 500,000 units of ZECUITY® per year; provided that none of the following will

36.1

be deemed, either alone or in combination, to constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general, (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which NuPathe participates, including any changes to reimbursement rates related to any Products (as defined in the Merger Agreement), (C) any failure, in and of itself, by NuPathe to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of the Merger Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (D) the effect of any change in any applicable law or GAAP or (E) any change, effect, event, occurrence, state of facts or development resulting from the execution, pendency or pursuit of the transactions contemplated thereby, including any Litigation resulting therefrom, or any action required pursuant to the terms of the Merger Agreement; except, in the cases of clauses (A), (B) or (D) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects NuPathe, in a material respect, as compared to other participants in the industry in which NuPathe participates.

Representations and Warranties of Teva and Purchaser. In the Merger Agreement, each of Teva and Purchaser has made customary representations and warranties to NuPathe with respect to, among other matters, corporate organization, good standing, authority relative to the Merger Agreement, no conflict, required filings and consents, commission filings, financial statements, absence of certain charges or events, litigation, financing, interested stockholders, brokers, termination of the Endo Merger Agreement (as defined below) and an acknowledgment regarding no additional representations.

For purposes of the Merger Agreement, “Parent Material Adverse Effect” means, with respect to Teva, any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impedes, interferes with, hinders or delays the consummation by Teva of the Merger or the other transactions contemplated by the Merger Agreement.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement for the benefit of the other parties thereto, and such representations and warranties should not be relied on by any other person, because such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement and as of the Closing Date or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business. The Merger Agreement provides that, until the earlier of (1) such time as Teva’s designees first constitute at least a majority of NuPathe’s board of directors and (2) the Effective Time, except as otherwise consented to by Teva in writing (such consent not to be unreasonably withheld or delayed), and except as otherwise explicitly required by the Merger Agreement, NuPathe will conduct business only in the ordinary course of business consistent with past practice, and NuPathe will use its reasonable best efforts to preserve intact its business organizations, to preserve its assets and properties in good repair and condition, to keep available the services of its current officers and employees and to preserve, in all material respects, the current relationships of NuPathe with customers, suppliers, licensors, licensees, distributors and other entities with which NuPathe has business dealings. The Merger Agreement also provides that, except as disclosed in the NuPathe Disclosure

Letter or as otherwise explicitly required by the Merger Agreement, until the earlier of (1) such time as Teva’s designees first constitute at least a majority of NuPathe’s board of directors and (2) except as otherwise consented to by Teva in writing (such consent not to be unreasonably withheld or delayed), NuPathe will not do certain specified actions, including, among other things, amending its organizational documents, declaring or paying any dividends, issuing or selling its securities or granting options, acquiring any shares of its capital stock, incurring or guaranteeing indebtedness for borrowed money, making any loans, disposing of any material assets, making acquisitions, changing accounting policies, amending the terms or conditions of employment or benefits for any officers, directors or employees, materially modifying any material contract, entering into any contract relating to the development or commercialization of any marketed or development products or services or pharmaceutical product, entering into agreements with any officers or directors, commencing operations of any material business, taking any material action with respect to taxes, settling litigation, authorizing or making any capital expenditures in excess of $250,000 or, in the aggregate, in excess of $500,000, failing to protect or maintain material intellectual property, creating or acquiring any subsidiaries or authorizing or agreeing to take any of the foregoing actions.

Loan Terms. There are specific exceptions to the covenant prohibiting NuPathe from incurring or repaying indebtedness prior to the closing of the Offer without Teva’s consent, namely: (i) repaying indebtedness in accordance with its terms; (ii) incurring indebtedness from a third party up to $2,400,000, subject to a “matching right” whereby Teva may choose to loan money to NuPathe on the same terms offered by the third party; and (iii) incurring collateralized indebtedness from Teva based on pre-agreed terms, which NuPathe may request from Teva at any time. The first such request from NuPathe will initiate a 10 business day period for NuPathe and Teva to finalize negotiations of definitive agreements, and subsequent requests must be made month-by-month. Teva may refuse to fund such loans within 10 business days of any such request, in which case NuPathe will have the right to terminate the Merger Agreement, unless the Minimum Tender Condition is not then satisfied; provided that Teva has agreed to fund the first tranche of the indebtedness in an amount equal to $2,600,000 upon two business days’ written request from NuPathe. In the event Teva refuses to fund such tranche within 10 business days of receiving such notice, NuPathe may terminate the Merger Agreement. The maximum debt that may be incurred in such an arrangement would be $12,600,000, comprised of $2,600,000, which will be funded at any time after January 17, 2014, $4,000,000 any time after March 1, 2014, $2,000,000 at any time after May 1, 2014 and $2,000,000 at any time after June 1, 2014. The interest rate is 13.35% and default rate is 16.35%. The maturity is the earlier of (x) September 30, 2014, (y) merger closing or (z) 90 days after termination of the merger agreement (subject to acceleration in the event of a bankruptcy event).

Reasonable Best Efforts. The Merger Agreement provides that in the event that Teva determines, in good faith, that any filing would be necessary under the HSR Act or any competition laws, as the case may be, Teva shall promptly notify NuPathe of such determination and each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (but in no event later than five business days) after the date of such notification, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act (such report form, the “Report Form”) with respect to the transactions contemplated by the Merger Agreement and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other governmental entities under competition laws relating to the transactions.

The parties to the Merger Agreement agree to act in good faith and reasonably cooperate with the other parties in connection with any investigation of any governmental entity, including using reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. NuPathe shall give Teva reasonable prior notice of any communication with, and any proposed understanding or agreement with, any governmental entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the others to review and discuss in advance, and consider in good faith the views of Teva in connection with, any proposed communication, understanding or agreement with any governmental entity with respect to the transactions contemplated by the Merger Agreement. NuPathe will not independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings or inquiry without giving Teva prior notice of the meeting and, unless prohibited by such governmental entity, the opportunity to attend and/or participate. NuPathe will consult and cooperate with Teva in connection with any information or proposals submitted in connection with proceedings under or relating to any competition law. Teva will notify NuPathe of any communication with any governmental entity to the extent related to competition laws as applicable to the transactions contemplated under the Merger Agreement. Without limiting the foregoing, NuPathe and Teva will each use its reasonable best efforts: (i) to avoid the entry of any judgment that would restrain, prevent or delay the Closing; (ii) to eliminate every impediment under any competition law that may be asserted by any governmental entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than June 30, 2014); and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

The parties agree to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental entities and the making of all other necessary registrations and filings (including filings with governmental entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Offer, the Merger that are necessary to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement, and (iv) the providing of all such information concerning such party, its subsidiaries, its Affiliates and its subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any regulatory matters.

No Solicitation. Neither NuPathe nor its representatives will, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which is reasonably expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any entity any information with respect to, or otherwise cooperate with, any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal. NuPathe will, and will cause its representatives to, immediately cease and cause to be terminated all prior existing discussions or negotiations with any entity conducted with respect to any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the NuPathe Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date of the Merger Agreement, was made after the date of the Merger Agreement and did not otherwise result from a breach, NuPathe may, if a majority of the NuPathe Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to NuPathe’s stockholders, and subject to compliance with all no solicitation rules and after giving Teva written notice of such determination, (x) furnish information with respect to NuPathe to the entity making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement (which agreement will include a customary “standstill” or similar covenant) not less restrictive of such entity than the confidentiality agreement that NuPathe entered into with Teva; provided that (1) all such information has previously been provided to Teva or is provided to Teva prior to the time it is provided to such entity and (2) such customary confidentiality agreement expressly provides the right for NuPathe to comply with the terms of the Merger Agreement, and (y) participate in discussions or negotiations with the entity making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal. Notwithstanding the foregoing, NuPathe’s release or waiver of any “standstill” agreement to which it is a party shall not violate the above provisions; provided that NuPathe will advise Teva orally and in writing no later than 24 hours prior to any such release or waiver that NuPathe will enter into such release or waiver.

The term “Company Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any Product or of assets or businesses that constitute 15% or more of the revenues, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or the assets of NuPathe and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of NuPathe or any its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of NuPathe or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving NuPathe or any of its subsidiaries pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of NuPathe or any of its subsidiaries or of any resulting parent company of NuPathe, other than the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, the term “Superior Proposal” means a bona fide Company Takeover Proposal (provided, that for purposes of this definition references to 15% in the definition of “Company Takeover Proposal” will be deemed to be references to 50%) which the NuPathe Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of NuPathe from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and the Merger Agreement (including any changes to the terms of the Offer and the Merger Agreement proposed by Teva in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Neither the NuPathe Board nor any committee thereof will, (i) (A) withdraw (or qualify or modify in a manner adverse to Teva or Purchaser), or publicly propose to withdraw (or qualify or modify in a manner adverse to Teva or Purchaser), the adoption, approval, recommendation or declaration of advisability by the NuPathe Board or any such committee thereof of the Offer, the Merger Agreement or the other transactions contemplated by the Merger Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “NuPathe Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow NuPathe to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred above). Notwithstanding the foregoing, at any time prior to obtaining the approval of NuPathe’s stockholders, the NuPathe Board may make a NuPathe Adverse Recommendation Change if a majority of the NuPathe Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of NuPathe under applicable law; provided, however, that no such NuPathe Adverse Recommendation Change may be made until after the second business day following Teva’s receipt of written notice (an “NuPathe Notice of Adverse Recommendation”) from NuPathe advising Teva that the NuPathe Board intends to take such action and specifying the reasons thereof, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the NuPathe Board (it being understood and agreed that (x) any amendment to any material term of such Superior Proposal or (y) with respect to any previous NuPathe Adverse Recommendation Change, any material change in the principal stated rationale by the NuPathe Board for such previous NuPathe Adverse Recommendation Change, will, in the case of either (x) or (y), require a new NuPathe Notice of Adverse Recommendation promptly (and in any case within 24 hours), at which point a new two business day-period will commence). In determining whether to make a NuPathe Adverse Recommendation Change, the NuPathe Board will take into account any changes to the terms of the Merger Agreement proposed by Teva in response to a NuPathe Notice of Adverse Recommendation or otherwise.

NuPathe will promptly advise Teva orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that is reasonably expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the entity making any such Company Takeover Proposal or inquiry, and (ii) NuPathe will (A) keep Teva fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Teva promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to NuPathe or any of its subsidiaries from any entity that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of the Merger Agreement through the Offer Closing, NuPathe will not terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any of its subsidiaries is a party. During such period, NuPathe will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. In addition, NuPathe will not, and will not permit its subsidiaries to, reimburse or agree to reimburse the expenses of any third party (other than NuPathe’s representatives) in connection with a Company Takeover Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Company Takeover Proposal.

Stockholder Litigation. NuPathe shall give Teva the opportunity to participate (at Teva’s expense) in the defense or settlement of any stockholder Litigation against NuPathe and its directors relating to the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that no such settlement shall be agreed to without Teva’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed, except that Teva shall not be obligated to consent to any settlement which does not include full release of Teva and its Affiliates or which imposes an injunction or other equitable relief upon Teva or any of its Affiliates (including, after the Effective Time, the Surviving Corporation).

Employee Matters. The Merger Agreement provides that, for a period of one year following the Offer Closing, Teva will, or it will cause the Surviving Corporation to, either provide the employees of NuPathe who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Teva, the Surviving Corporation or any of their respective subsidiaries with (i) compensation and benefits (excluding equity based compensation) which have a value substantially comparable to the compensation and benefits provided to the respective Covered Employee by NuPathe as of the date of the Merger Agreement or (ii) compensation and benefits that have a value substantially comparable, in the aggregate, to the Covered Employees not less than those provided to similarly situated employees of Teva and its subsidiaries. Teva will have no obligation and NuPathe will take no action that would have the effect of requiring Teva or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

For purposes of determining eligibility to participate in, and non-forfeitable rights under, but not for purposes of benefit accrual under, any employee benefit plan or arrangement of Teva or the Surviving Corporation or any of their respective subsidiaries, Covered Employees will receive service credit for service with NuPathe (and with any predecessor or acquired entities or any other entities for which NuPathe granted service credit) as if such service had been completed with Teva; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

Director and Officer Indemnification and Insurance. For not less than six years from and after the Effective Time, Teva agrees to, and to cause the Surviving Corporation to, (i) indemnify and hold harmless all past and present directors, officers and employees of NuPathe (collectively, the “Indemnified Parties”) to the same extent such persons are indemnified as of the date of the Merger Agreement by NuPathe pursuant to its Certificate of Incorporation and Bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement with any Indemnified Parties for acts or omissions occurring at or prior to the Effective Time; provided, however, that Teva agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby; (ii) advance or pay any expenses of any Indemnified Party with respect to any such matter pursuant to the NuPathe Certificate of Incorporation, NuPathe Bylaws and indemnification agreements; and (iii) cooperate in the defense of any such matter. Teva will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, NuPathe’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than NuPathe’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement; provided that Teva may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance. In the event Teva or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Teva or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Director and Officer Indemnification and Insurance section.

Core Product Purchase Order. The Merger Agreement provides that no later than January 31, 2014, NuPathe shall place a purchase order for delivery of 40,000 units of Core Product, 20,000 of which shall be ordered for a target delivery date of no later than May 31, 2014, and 20,000 of which shall be ordered for a target delivery date of no later than June 30, 2014.

Parent Operating Debt Commitment. Within two business days of receiving a written request from the Company, Teva will provide the Company with a loan of $2,600,000 to fund certain operating expenses of the Company.

Conditions to Consummation of the Merger

Pursuant to the Merger Agreement, the respective obligations of NuPathe, Teva and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	No applicable law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction will be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	There will not be pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the Merger or the other transactions contemplated by the Merger Agreement; and

•	Purchaser will have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)	by mutual written consent of Teva and NuPathe;

(b)	by either Teva or NuPathe:

(i)

if the Offer Closing will not have occurred by June 30, 2014 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any covenant or agreement contained in the Merger Agreement has been a principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; provided, further, that the right to terminate the Merger Agreement pursuant to this section shall not be available to Teva or Purchaser if (A) any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such issuance or injunction is a principal cause of the Offer Closing not occurring prior to the Outside Date, (B) the actions in clause (A) were related to securityholder Litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby; and (C) Teva was provided an opportunity to consent to an offer of settlement of such securityholder Litigation which would have avoided the actions in clause (A), but Teva did not provide such consent; or

(ii)	if any judgment having the effect of prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement have become final and nonappealable;

(c)	prior to the Offer Closing, by Teva, if NuPathe will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform

(i)	would give rise to the failure of a condition set forth in clauses (v) or (vi) of “Conditions of the Offer” and (ii) is incapable of being cured, or is not cured, by NuPathe within 30 calendar days following receipt of written notice of such breach or failure to perform from Teva;

(d)	by Teva:

(i)	at any time prior to the Offer Closing, upon an NuPathe Adverse Recommendation Change; or

(ii)	if the NuPathe Board fails to reaffirm publicly its recommendation to NuPathe’s stockholders to tender their Shares in the Offer and to vote in favor of the Merger within seven days of Teva’s written request for such reaffirmation;

(e)	prior to the Offer Closing by Teva, if NuPathe will have materially breached any of the no solicitation provisions;

(f)	prior to the Offer Closing by NuPathe, if (i) Teva or Purchaser will have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in the representations and warranties of Teva and Purchaser contained in the Merger Agreement and in any certificate or other writing delivered by Teva or Purchaser pursuant to the thereto that are qualified by Parent Material Adverse Effect not being true and correct in all respects both as of the date of the Merger Agreement and as of the date of the Offer Closing (such date, the “Offer Closing Date”) as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) or (B) the representations and warranties of Teva and Purchaser in the Merger Agreement and in any certificate or other writing delivered by Teva or Purchaser pursuant thereto that are not so qualified not being true and correct both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all material respects on and as of such earlier date), except for such failure to be true and correct as have not or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (ii) Teva and Purchaser shall not have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date, and in the case of either (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Teva within 30 calendar days following receipt of written notice of such breach or failure to perform from NuPathe;

(g)	by NuPathe, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; provided that for the termination of the Merger Agreement pursuant to this provision to be effected, NuPathe will have complied with the no solicitation provisions regarding Company Takeover Proposals, NuPathe will have paid the Termination Fee described below; or

(h)	by NuPathe if, following a due request by NuPathe, Teva refuses to provide NuPathe a loan pursuant to the terms of Exhibit C to the Merger Agreement agreed to by the parties.

Effect of Termination. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

In the event that: (w) (A) prior to the Offer Closing, a Superior Proposal will have been made to NuPathe and such Superior Proposal becomes publicly known prior to the Offer Closing or will have been made directly to the stockholders of NuPathe generally prior to the Offer Closing and, in either case, such Superior Proposal will not have been publicly withdrawn at least two business days prior to the Offer Closing or any entity will have publicly announced an intention (whether or not conditional) to make a Superior Proposal, (B) the Merger Agreement is terminated by Teva because NuPathe materially breaches any of the no solicitation provisions and (C) within 12 months after such termination, NuPathe enters into a definitive agreement to consummate a Superior Proposal or consummates a Superior Proposal; or (x) (A) prior to the Offer Closing, a Superior Proposal will have been made to NuPathe or will have been made directly to the stockholders of NuPathe generally or will have otherwise become publicly known or any entity will have publicly announced an intention (whether or not conditional) to make a Superior Proposal, (B) the Merger Agreement is terminated by Teva or NuPathe pursuant to the Offer Closing not having occurred by June 30, 2014; and (C) within 12 months after such termination, NuPathe consummates a Superior Proposal; or (y) the Merger Agreement is terminated by Teva at any time prior to the Offer Closing, upon an NuPathe Adverse Recommendation Change or if the NuPathe Board fails to reaffirm publicly its recommendation to NuPathe’s stockholders to tender their Shares in the Offer and to vote in favor of the Merger within seven days of Teva’s written request for such reaffirmation; or (z) the Merger Agreement is terminated by NuPathe, at any time prior to Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal, provided NuPathe has complied with the no solicitation provisions regarding Superior Proposals, then NuPathe will pay Teva a fee equal to $2,500,000 (the “Termination Fee”) by wire transfer of same-day funds: provided that the Termination Fee shall be an amount equal to $5,000,000 in the event the Termination Fee is payable pursuant to clauses (w), (x), (y) or (z) above and NuPathe enters into an agreement to consummate a Superior Proposal or consummates a Superior Proposal with Endo (as defined below) or any of its affiliates, consummates a Superior Proposal with Endo or any of its affiliates, does so in connection with a Company Takeover Proposal from Endo or any of its affiliates or enters into a binding agreement with Endo or any of its affiliates with respect to a Superior Proposal, respectively.

The Termination Fee will be payable as follows: in the case of termination pursuant to clause (w) or (x) above, NuPathe shall pay Teva 50% of the Termination Fee upon such termination and 50% of the Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transactions; in the case of a termination pursuant to clause (x) above, NuPathe shall pay Teva the Termination Fee on the date of consummation of such transaction; and in the case of a termination pursuant to clauses (y) or (z) above, NuPathe shall pay Teva the Termination Fee on the date of termination of the Merger Agreement.

If NuPathe fails promptly to pay the amount(s) due pursuant to this section, and, to obtain such payment, Teva commences a suit which results in a judgment against NuPathe for the amount(s) due pursuant to this section, NuPathe will pay to Teva its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Amendment

Subject to provisions of the Merger Agreement requiring, after the Offer Closing, a majority vote by the non-Teva designated directors of NuPathe in order to authorize any amendment of the Merger Agreement by NuPathe, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders NuPathe; provided, however, that after any approval of the transactions contemplated by the Merger Agreement by the stockholders of NuPathe, there may not be, without further approval of the stockholders of NuPathe, any amendment of the Merger Agreement that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the holders of Shares, or which by applicable law otherwise expressly requires the further approval of such stockholders. No amendment will be made to the Merger Agreement after the Effective Time. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waiver

Subject to provisions requiring, after the Offer Closing, a majority vote by the non-Teva designated directors of NuPathe in order to authorize any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of NuPathe, at any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party thereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Contingent Cash Consideration Agreement

Teva and Purchaser have agreed to enter into an agreement with American Stock Transfer & Trust Company (the “Paying Agent”) for the purpose of establishing the terms, policies and procedures by which those stockholders entitled to any of the Contingent Cash Consideration Payments, summarized above under “Introduction,” will be paid.

Pursuant to the Contingent Cash Consideration Agreement, within five business days of the First ZECUITY® Net Sales Event or the Second ZECUITY® Net Sales Event, as applicable, Purchaser will provide the Paying Agent with a certificate stating that such event has occurred and the payment date with respect on which such Contingent Cash Consideration Payment shall be made, which shall be within five business days of the date of such certificate. The Paying Agent will pay the applicable Contingent Cash Consideration Payment to the stockholders who tendered their Shares in the Offer or who are entitled to receive the Merger Consideration (as defined in the Merger Agreement) on the payment date specified in the certificate. Such Contingent Cash Consideration Payment will be equal to (i) $2.15, in the case of the First ZECUITY® Net Sales Event, and (ii) $1.00, in the case of the Second ZECUITY® Net Sales Event. The foregoing summary is qualified in its entirety by reference to the complete text of the form of Contingent Cash Consideration Agreement, which is attached hereto as Exhibit (a)(1)(J), and which is incorporated herein by reference.

The only conditions to Teva’s obligation to pay additional consideration pursuant to the Contingent Cash Consideration Agreement are those disclosed in the Offer to Purchase relating to the achievement of the specified sales milestones for ZECUITY®. There are no other conditions to the receipt of payments by holders pursuant to the Contingent Cash Consideration Agreement. Specifically, Teva having sufficient cash on hand is not a condition to payment.

The Contingent Cash Consideration Agreement provides that the persons entitled to Contingent Cash Consideration Payments are intended beneficiaries of those agreements. However, the enforcement of the rights of those persons is limited for certain purposes. For example, Teva’s determination that a Contingent Cash Consideration Payment is not payable may only be disputed by persons holding the right to receive at least one-third of the Contingent Cash Consideration Payments. Additionally, while the consent of the holders of all of the rights to Contingent Cash Consideration Payments is required to reduce the amount of consideration payable pursuant to the Contingent Cash Consideration Agreement, and the consent of the holders of persons holding the right to receive at least 80% of the Contingent Cash Consideration Payments is required for any amendment pursuant to which the First ZECUITY® Net Sales Contingent Cash Consideration Payment or Second ZECUITY® Net Sales Contingent Cash Consideration Payment would be decreased or form of consideration thereof to be changed, the First Net Sales Event or Second Net Sales Event would be increased or the Termination Date would be accelerated, other amendments to the agreements that may be adverse to such holders may be made with the consent of the holders of the right to receive a majority of the Contingent Cash Consideration Payments.

Persons collectively holding the right to receive at least one-third of the Contingent Cash Consideration Payments may request that an independent certified public accounting firm of nationally recognized standing reasonably acceptable to the Company, to verify the accuracy of the net sales during any four consecutive fiscal quarters, at the requesting holders’ expense. No such request may be made more than once during any four fiscal quarter period.

A list of all persons entitled to receive any Contingent Cash Consideration Payments will be maintained by the Paying Agent. When and if any payments become due, the Paying Agent will pay the applicable amounts due based on the list maintained by the Paying Agent. Payments will be made by check mailed to the address of each person entitled to payments as reflected on such list or, with respect to persons that are due amounts in excess of $1,000,000 in the aggregate who have provided Teva with wire transfer instructions in writing, by wire transfer. Teva shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to the Contingent Cash Consideration Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.

Although it is not possible for Teva to predict with any certainty the likelihood of achieving the sales milestones, the costs associated with achieving such sales milestones or a variety of other material factors that will ultimately affect the amount of cash that Teva would receive upon achievement of each of the milestones, Teva expects that the achievement of the milestones under the Contingent Consideration Cash Agreement is expected to result in cash to Teva that exceeds the applicable contingent cash consideration associated with such milestones.

In accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), Teva expects to recognize and measure its contractual obligations to pay contingent cash consideration at “fair value” at the closing date of the Offer, and to classify such obligations as a liability on Teva’s balance sheet. In accordance with ASC 805, Teva expects to remeasure the liability to fair value at each subsequent reporting date until there is no longer a payment obligation under the Contingent Cash Consideration Agreement. Any changes in “fair value” of the contractual obligations will be recognized in Teva’s income statement for the period. ASC 820, Fair Value Measurement, states that “fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Teva expects to determine the “fair value” of the contractual obligations to pay contingent cash consideration in accordance with ASC 820 based primarily on assumptions as to the contingencies occurring, and by calculating the net present value of the payments using assumed dates of occurrence.

Confidentiality Agreement

On January 8, 2014 NuPathe and Teva, entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of exploring a mutually beneficial business relationship (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Teva and NuPathe agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only in connection with evaluating a business relationship between NuPathe and Teva. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Promissory Note

Concurrently with the execution of the Merger Agreement, Teva Pharmaceuticals USA, Inc., an affiliate of Teva (“Teva USA”), made a loan to NuPathe in the amount of $5,000,000. The loan was evidenced by an unsecured subordinated promissory note, dated January 17, 2014, issued by NuPathe to Teva USA (the “Promissory Note”). The proceeds of the Promissory Note were used by NuPathe solely to fund the payment to Endo Health Solutions Inc. (“Endo”) of the Company Termination Fee (as such term is defined in the Agreement and Plan of Merger dated as of December 15, 2013 (the “Endo Merger Agreement”), by and among NuPathe, Endo and DM Merger Sub, Inc., in accordance with Section 8.1(g) of the Endo Merger Agreement.

The Promissory Note accrues interest at a rate of 13.35% per annum and is due and payable upon a termination of the Merger Agreement (i) by Teva if NuPathe’s board of directors changes or fails to reaffirm its recommendation to NuPathe’s stockholders to tender their shares in the Offer, (ii) by NuPathe in order to enter into a binding agreement with respect to a Superior Proposal, (iii) by Teva due to NuPathe’s willful breach of the Merger Agreement, or (iv) by either Teva or NuPathe in the event the Offer Closing has not occurred due to the failure to satisfy the Minimum Tender Condition. The Promissory Note will be an unsecured subordinated obligation of NuPathe, and NuPathe may prepay the Promissory Note in whole or in part at any time without penalty or premium.

The foregoing description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, attached hereto as Exhibit (d)(4), which is incorporated herein by reference.

Subordination Agreement

NuPathe, Teva USA and Hercules Technology Growth Capital, Inc., NuPathe’s senior lender (“Hercules”), are parties to a Subordination Agreement, dated as of January 17, 2014 (the “Subordination Agreement”), pursuant to which Teva USA agreed to subordinate (i) all of NuPathe’s indebtedness and obligations to Teva USA, including the amount borrowed under the Promissory Note, to Hercules, and (ii) all of Teva USA’s security interests, if any, in NuPathe’s property, to Hercules’ security interests in NuPathe’s property. The foregoing description of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subordination Agreement, which is filed as Exhibit (d)(3) hereto and is incorporated herein by reference.

Effects of Inability to Consummate the Merger

If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above), Teva, which indirectly owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Teva or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, NuPathe has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of NuPathe to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to NuPathe’s board of directors (assuming no waiver of the Minimum Tender Condition, which would require consent by NuPathe), Teva indirectly will be able to control decisions of NuPathe’s board of directors and the decisions of Purchaser as a stockholder of NuPathe. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Teva controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of NuPathe, other than those affiliated with Teva, will lack sufficient voting power to elect directors or to cause other actions to be taken that require majority approval.

12.	Source and Amount of Funds

The Offer is not conditioned upon Teva’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Teva and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options and warrants, the maximum amount payable for all Contingent Cash Consideration Payments and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $144 million at or prior to the closing of the Merger, and assuming that the full amount of the Contingent Cash Consideration Payments will become payable, up to approximately $270 million in the aggregate (without adjustment for probability or the time-value of money). Teva has sufficient funds in cash to consummate the purchase of Shares in the Offer and the Merger Agreement and the other transactions described above, and no alternative financing arrangements or plans exist. Teva will cause or arrange for Purchaser to have, sufficient funds in cash available to consummate such transactions.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash (including the right to receive Contingent Cash Consideration Payments), (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (d) Teva and/or one or more of its affiliates has, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger and to pay all amounts payable with respect to each of the Contingent Cash Consideration Payments on the payment date applicable thereto.

13.	Conditions of the Offer

Notwithstanding any other provisions of the Offer, Purchaser will not be required to, and Teva will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

i)	there will have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement) that number of Shares which, when added to the Shares already owned by Teva and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”); provided that, for purposes of determining the Minimum Tender Condition, Teva and NuPathe acting jointly will be permitted to disregard the dilutive effect of any Company Warrants;

ii)	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition or similar law will have expired or been terminated;

iii)	no applicable law and no permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction will be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

iv)	there will not be existing any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the Offer Closing, the Merger or the other transactions contemplated by the Merger Agreement;

v)	(A) the representations and warranties of NuPathe contained in the Merger Agreement and in any certificate or other writing delivered by NuPathe pursuant thereto that are qualified by Company Material Adverse Effect will be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) and (B) the representations and warranties of NuPathe in the Merger Agreement and in any certificate or other writing delivered by NuPathe pursuant thereto that are not so qualified will be true and correct both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties will be true and correct on and as of such earlier date) except for such failures to be true and correct as have not resulted in or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

vi)	NuPathe will have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Offer Closing Date;

vii)	NuPathe will have delivered to Teva a certificate, signed by the chief executive officer and chief financial officer of NuPathe, to the effect that each of the conditions specified in (v) and (vi) above has been satisfied;

viii)	NuPathe will have delivered a duly executed certificate executed on behalf of NuPathe certifying that NuPathe is not a United States real property holding corporation (as defined in section 897(c)(2) of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”)) in the form and manner that complies with section 1445 of the Code.

ix)	there will not be pending any suit, action or proceeding by any governmental entity seeking to prohibit or impose any material limitations on Teva’s ownership of NuPathe or the operation of all or a material portion of Teva’s or NuPathe’s businesses or assets (whether held directly or through subsidiaries), or to compel Teva or NuPathe or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Teva or NuPathe (whether held directly or through subsidiaries) in any such case which is reasonably likely to be materially adverse to Teva or to have a Company Material Adverse Effect;

x)	since the date of the Merger Agreement there will not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect; and

xi)	NuPathe and Teva will not have reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement will not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to, and not a limitation of, the rights of Teva and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Teva and Purchaser, may be asserted by Teva or Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by Teva or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. The failure by Teva or Purchaser at any time to exercise any of the foregoing rights prior to the expiration of the Offer will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. Notwithstanding the foregoing, depending on the materiality of the failure to exercise any of the foregoing and the number of days remaining in the offer, Teva may be required to extend the offer and recirculate new disclosure to the holders of Shares.

14.	Dividends and Distributions

The Merger Agreement provides that NuPathe will not, between the date of the Merger Agreement and the Effective Time, directly or indirectly, or propose to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements—The Merger Agreement—Covenants.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Teva’s and Purchaser’s review of publicly available filings by NuPathe with the Securities and Exchange Commission and other information regarding NuPathe, Teva and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of NuPathe and which might be adversely affected by the acquisition of Shares by Purchaser or Teva pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Teva pursuant to the Offer. In addition, except as set forth below, Teva and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Authority or administrative or regulatory agency that would be required for Teva’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Teva and Purchaser currently expect that such approval or action, except as described below under “State Takeover laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to NuPathe’s or Teva’s business or that certain parts of NuPathe’s or Teva’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary material have been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Teva’s acquisition of the Shares in the Offer and consummation of the Merger are not expected to be reportable under the HSR Act because NuPathe is not expected by Purchaser, Teva or NuPathe to meet or exceed the requisite size-of-person threshold, based on NuPathe’s good faith projections and estimates of the amount of total assets that will be reported on its regularly prepared balance sheet as of January 31, 2014, which will be the date of NuPathe’s most recent regularly prepared financial statements prior to the expected date of the Offer Closing.

However, if the most recent definitive regularly prepared financial statements prior to the Offer Closing indicate that the size-of-person threshold would be met or exceeded, the foregoing requirements would apply to the transaction, thereby requiring the parties to comply with the HSR Act’s mandatory notification procedures.

Under the HSR Act, if NuPathe meets or exceeds the size-of-person threshold as of the relevant date, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If NuPathe meets or exceeds the size-of-person threshold as of the relevant time, Teva will file its Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer (and the Merger) as soon as reasonably practicable and the required waiting period will expire at 11:59 pm, New York Time on the 15th calendar day after the filing by Teva, unless earlier terminated by the FTC or Teva receives a request for additional information or documentary material (“Second Request”) from the reviewing agency prior to that time. If the FTC or Antitrust Division (the “Reviewing Agency”) issues a Second Request, the waiting period with respect to the Offer (and the Merger) will be extended for an additional period of ten calendar days following the date of Teva’s substantial compliance with that request. If either the initial 15-day period or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Teva’s consent. The Reviewing Agency may terminate the additional ten-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although NuPathe would also be required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither NuPathe’s failure to make its filing nor a failure to comply with its own Second Request in a timely manner would extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Teva’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Teva, NuPathe or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Teva and NuPathe also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Teva and NuPathe are engaged, Teva and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which NuPathe is engaged, however, Teva and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Teva and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval Not Required. NuPathe has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by NuPathe and the consummation by NuPathe of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of NuPathe, and no other corporate proceedings on the part of NuPathe are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent

Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (3) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that NuPathe will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of NuPathe. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and NuPathe will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of NuPathe in accordance with Section 251(h) the DGCL. See Section 10—“The Merger Agreement; Other Agreements.”

State Takeover Laws. A number of states (including Delaware, where NuPathe is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, NuPathe is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

NuPathe has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the DGCL and any other “fair price”, “moratorium”, control share acquisition”, “interested stockholder” or other similar statute or regulation that might be deemed applicable, the Offer, Merger, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby, and irrevocably resolved to elect, to the extent permitted by law, for NuPathe not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, NuPathe may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) on or prior to the date Purchaser gives notice of its acceptance of the Shares for payment in the Offer, deliver to NuPathe a written demand for appraisal of Shares held, which demand must reasonably inform NuPathe of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law. A complete text of Section 262 of the DGCL is set forth as Schedule B hereto, which shareholders should carefully review.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Teva nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Teva have filed with the Securities and Exchange Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Securities and Exchange Commission in the manner set forth in Section 8 under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of NuPathe’s stockholders. Any solicitation which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Teva or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Teva, Purchaser, NuPathe or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Train Merger Sub, Inc.

January 23, 2014

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF TEVA AND PURCHASER

The following table sets forth information about Teva and Purchaser’s directors and executive officers as of January 23, 2014, each of whom is a citizen of Israel, unless otherwise indicated.

TEVA

Name	Age	Employed Since	Position
Isaac Abravanel	58	2007	Group Executive Vice President, Human Resources & Chief Integration Officer
Dipankar Bhattacharjee (2)	53	2009	President and CEO, Generics Europe
Eyal Desheh	60	2008	Group Executive Vice President, Chief Financial Officer
Richard S. Egosi (1)(3)	51	2010	Group Executive Vice President, Chief Legal Officer and Company Secretary
Dr. Michael Hayden (3)(4)	61	2012	President of Global R&D and Chief Scientific Officer
Erez Israeli	46	2002	Group Executive Vice President and Chief Business Process Officer
Dr. Robert Koremans (5)	50	2012	President and Chief Executive Officer of Teva Europe
Prof. Itzhak Krinsky (1)(4)	60	2005	Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific
Dr. Carlo de Notaristefani (3)(6)	55	2012	President and Chief Executive Officer— Global Operations
Allan Oberman (4)	55	2012	President and Chief Executive Officer of Teva Americas Generics
Mark Sabag	43	2006	Group Executive Vice President Human Resources
Judith Vardi (1)(7)	54	2012	President and Chief Executive Officer of Teva EMIA and Asia Pacific
Frances M. Zipp (3)	55	2008	Group Executive Vice President and Global Head of Quality
Dr. Phillip Frost (3)	76	2006	Director—Chairman
Prof. Moshe Many	84	1987	Director—Vice Chairman
Roger Abravanel (6)	66	2007	Director
Dr. Arie Belldegrun (1)(3)	63	2013	Director
Amir Elstein	57	2009	Director
Chaim Hurvitz (1)(5)	52	2010	Director
Prof. Richard A. Lerner (3)	74	2012	Director
Galia Maor	70	2012	Director
Joseph Nitzani	66	2008	Director
Prof. Yitzhak Peterburg	62	2012	Director
Dan Propper	71	2012	Director
Prof. Dafna Schwartz	62	2011	Director
Ory Slonim	70	2008	Director
Dan S. Suesskind	69	2010	Director
Erez Vigodman	53	2009	Director
Citizen	of:
(1)	Israel
(2)	Great Britain
(3)	United States of America
(4)	Canada
(5)	Netherlands
(6)	Italy
(7)	Argentina

Executive Officers

Isaac Abravanel became Group Executive Vice President, Human Resources and Chief Integration Officer in 2012. From 2007 to 2012, Mr. Abravanel served as Teva’s Corporate Vice President, Human Resources, and from 2009 to 2012, he also served as Teva’s Chief Integration Officer. Prior to joining Teva, from 2005 to 2007, Mr. Abravanel was Deputy Chief Executive Officer of Bezeq Israel Telecommunications Co. Ltd., and from 2001 to 2005, he was Senior Vice President of Operations & Customer Service at Pelephone Communications Ltd. Mr. Abravanel received a B.A. and an M.A. in political science from Haifa University in 1988 and 1989, respectively.

Dipankar Bhattacharjee became President and CEO, Generics Europe in April 2013. From 2009 to 2013, Mr. Bhattacharjee served as Chief Executive Officer, Teva UK Limited. Prior to joining Teva, he served for 15 years at Bausch + Lomb in various senior roles, including Vice President, Commercial in both Europe and Asia-Pacific regions, and Corporate Vice President and President, Asia Pacific Region. Mr. Bhattacharjee received a B.A. in Economics from St. Stephens College, University of Delhi in 1982, and a Masters degree in Management Studies from Jamnalal Bajaj Institute of Management Studies, University of Mumbai in 1984.

Eyal Desheh became Group Executive Vice President, Chief Financial Officer in 2012. From 2008 to 2012, Mr. Desheh served as Teva’s Chief Financial Officer. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Mr. Desheh served as Deputy Chief Financial Officer at Teva from 1989 to 1996. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

Richard S. Egosi became Group Executive Vice President, Chief Legal Officer and Company Secretary in 2012. From 2010 to 2012, Mr. Egosi served as Teva’s Corporate Vice President, Chief Legal Officer and Company Secretary. Mr. Egosi has been with Teva since 1995, previously serving as Teva’s Deputy Chief Legal Officer and as Senior Vice President and General Counsel of Teva Americas. Mr. Egosi received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Dr. Michael Hayden joined Teva as President of Global R&D and Chief Scientific Officer in May 2012. He is also currently the Killam Professor of Medical Genetics at the University of British Columbia and Canada Research Chair in Human Genetics and Molecular Medicine. He is also the founder and Senior Scientist of the Centre for Molecular Medicine and Therapeutics at the University of British Columbia. Prior to joining Teva, he founded three biotechnology companies (NeuroVir, Aspreva Pharmaceuticals and Xenon Pharmaceuticals Inc.) and served as Chief Scientific Officer of Xenon from 2000 to 2012. He has received numerous awards, including the Canada Gairdner Wightman Award in 2011, the Order of Canada Award in 2010, which is the highest honor that Canada can give its citizens for exceptional achievement, and the Distinguished Scientist Award of the Canadian Society of Clinical Investigation in 1998, and in 2008 he was named Canada’s Health Researcher of the Year. Dr. Hayden received his MB ChB in Medicine in 1975, PhD in Genetics in 1979 and DCH Diploma in Child Health in 1979 from the University of Cape Town. He received his American Board Certification in both internal medicine and clinical genetics from Harvard Medical School in 1982 and an FRCPC in internal medicine from the University of British Columbia in 1984.

Erez Israeli became Group Executive Vice President and Chief Business Process Officer in 2012. From 2009 to 2012, Mr. Israeli served as President of Teva API. From 2006 to 2008, he served as Vice President Asia Operations of Teva API, and from 2002 to 2006, he served as Vice President Sales and Marketing of Teva API. Mr. Israeli received his B.A. in Economics and Business Administration from Bar-Ilan University and his M.B.A. in Finance from Bar-Ilan University.

55.1

Dr. Rob Koremans joined Teva as President and CEO of Teva Pharmaceuticals Europe in March 2012. Prior to joining Teva, Dr. Koremans was a member of the Global Leadership Team of Sanofi and served as CEO of Zentiva and as Senior Vice President Generics, Strategy and Development at Sanofi. Before joining Sanofi on 2009, Dr. Koremans served as CEO of Cryo-Save, Europe’s leading stem cell company, as a member of the ExecutiveBoard in charge of Global Commercial Operations for Grunenthal GmbH and as Vice President Europe, Middle-East and Africa for Serono. Dr. Koremans received a medical degree from the Erasmus University of Rotterdam, the Netherlands in 1988.

Prof. Itzhak Krinsky became Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development Asia Pacific in October 2012. From 2005 to 2012, Prof. Krinsky served as Corporate Vice President—Corporate Business Development. Prior to joining Teva, from 2003 to 2005, Prof. Krinsky served as a managing director with the Silverfern Group, Inc., from 1998 to 2001, and managing director with Deutsche Bank (Bankers Trust) and as a managing director of Trenwith Securities, LLC, all investment banks in New York City. Prof. Krinsky was a Professor of Finance & Business Economics at the Michael G. DeGroote School of Business, McMaster University from 1993 to 2000. Prof. Krinsky received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983.

Dr. Carlo de Notaristefani joined Teva as President and Chief Executive Officer—Global Operations in August 2012. Prior to joining Teva, from 2004 to 2012, Dr. de Notaristefani was a member of the senior management team at BMS, where he served as President Technical Operations and Global Support Functions, with responsibility for global supply chain operations, quality and compliance, procurement and information technology. Before joining BMS, Dr. de Notaristefani held several senior positions of increasing responsibility in the areas of global operations and supply chain management with Aventis, Hoechst Marion Roussell and Marion Merrell Dow. Dr. de Notaristefani holds a Ph.D. in chemical engineering from the University of Naples.

Allan Oberman became President and Chief Executive Officer of Teva Americas Generics in November 2012, after serving as the head of Teva’s North America Generics division. From 2010 to 2012, Mr. Oberman served as President of Teva EMIA, where he had responsibility for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, Mr. Oberman served as the Chief Operating Officer of the Teva International Group. From 2000 to 2008, Mr. Oberman served as the President and CEO of Novopharm Ltd., which is now Teva Canada. Prior to joining Teva, from 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc. Mr. Oberman holds a MBA from the Schulich School of Business, York University and a BA from the University of Western Ontario.

Mark Sabag was appointed Group Executive Vice President Human Resources in August 2013. From 2012 to 2013, Mr. Sabag served as Global Deputy Vice President, Human Resources. From 2010 to 2012, he served as Vice President Human Resources for Teva’s International Group. From 2006 to 2010, he served as Vice President Human Resources International Group and Corporate Human Capital. Mr. Sabag received a B.A. in Economics and Business Management from Haifa University in 1995.

Judith Vardi became President and Chief Executive Officer of Teva EMIA and Asia Pacific in 2012. From 2010 to 2012, Ms. Vardi served as Vice President and General Manager of TEVA Latin America. Ms. Vardi has held a variety of other senior positions in Teva, including Vice President for the IMAT Region (Israel, Middle East, Africa, Turkey), General Manager of Teva Israel, and as Senior Director of Multiple SclerosisProducts in the Global Products Division. Ms. Vardi received a B.A. in statistics and an M.B.A. from Tel Aviv University.

Frances M. Zipp became Teva’s Group Executive Vice President and Global Head of Quality in 2012. From 2008 to 2012, Ms. Zipp served as Executive Vice President, Corporate Quality. Ms. Zipp holds a B.Sc. in chemistry from Duke University. Ms. Zipp is resigning her position effective February 14, 2014.

55.2

Directors

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical and diagnostics company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc., Cocrystal Discovery Inc. and Coconut Grove Bank. He is also a member of the Board of Trustees of Mount Sinai Medical Center and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Directors of Teva since March 2010, having served as a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel serves as a director of Admiral Group plc., Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), Luxottica Group S.p.A. and COFIDE—Gruppo De Benedetti SpA. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is a director of the UCLA Institute of Urologic Oncology and has been Professor and Chair of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles since 1996. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder, Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; and the biotechnology group leader and member of The Los Angeles Economy and Jobs Committee. Dr. Belldegrun is currently the Founder and Executive Chairman of Kite Pharma, Inc. and is the Chairman of Arno Therapeutics Inc. and of TheraCoat, Ltd. and a director of Nile Therapeutics Inc. Dr. Belldegrun received his medical degree at the Hebrew University of Hadassah Medical School and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his residency in urologic surgery at Harvard Medical School and his surgical oncology fellowship at the National Cancer Institute (NIH).

Amir Elstein rejoined Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, mostrecently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd., Tower Semiconductor Ltd., the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

55.3

Chaim Hurvitz joined Teva’s Board of Directors in 2010. Mr. Hurvitz currently serves as CEO of CH Health, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli PharmaceuticalSales from 1999 until 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He is a member of management of the Manufacturers Association of Israel and head of its pharmaceutical branch. He received a B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Richard Alan Lerner, M.D., joined Teva’s Board of Directors in February 2012. Prior to joining Teva, he served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc from 2005 until 2012. He currently serves as a director of Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964, and interned at Palo Alto Stanford Hospital from 1964 to 1965.

Galia Maor joined Teva’s Board of Directors in 2012. Prior to joining Teva, Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani has served as a director of three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). Mr. Nitzani also served as a director of The Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Prof. Yitzhak Peterburg rejoined Teva’s Board of Directors in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and as Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University, and served as Chairman of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is

55.4

board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990.

Dan Propper rejoined Teva’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology.

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director. Since 1999, Prof. Schwartz has been a faculty member at Ben Gurion University, where she is the head of the MBA track in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and High-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prior to joining the University in 1999, she was Director General of the Development Study Center. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B.M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. from 2007 to 2012, Rotem Industries Ltd. during 2012, Al-Bad Massuot Yitzhak Ltd. from 2010 to 2011 and from 1999 to 2004, Israel Discount Bank Ltd. from 2007 to 2010 and from 1995 to 2002, Giron Development and Building Ltd. from 2007 to 2010, The Phoenix Insurance Company Ltd. from 2003 to 2008 and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, an M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz qualifies as a statutory independent director under Israeli law and was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

Ory Slonim rejoined Teva’s Board of Directors in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, he was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. Between 1993 and 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., between 2007 and 2012 as a director of Oil Refineries Ltd and from 2008 until January 2013 as a director of Harel Insurance Investments and Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risks Management Plans since 2005. Mr. Slonim received an LL.B degree from the Hebrew University in 1968. Mr. Slonim was determined by the Audit Committee to be an independent director under Israeli law.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. From 2004 to 2011 he was a director of Ness Technologies Inc. Currently, Mr. Suesskind serves as a director of severalcompanies, including Israel Corporation Ltd., Migdal Insurance Company Ltd., Gefen Biomed Investments Ltd., Redhill Biopharma Ltd. and Syneron Medical Ltd., as well as a member of the board of directors (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel

55.5

Academy of Science and Humanities and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969. Mr. Suesskind was determined by the Board of Directors to be a financial and accounting expert under Israeli law and qualifies as such under the applicable SEC and NYSE regulations.

Erez Vigodman joined Teva’s Board of Directors in 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan, the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and member of the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant. Mr. Vigodman was determined by the Board of Directors to be a financial and accounting expert under Israeli law and applicable SEC and NYSE regulations.

PURCHASER

Name	Age	Employed Since	Position
Richard S. Egosi	50	2014	President and Chief Executive Officer; Director
Deborah A. Griffin	47	2014	Vice President, Chief Financial Officer and Treasurer; Director
Austin D. Kim	50	2014	Secretary

Richard S. Egosi is President and Chief Executive Officer and a director of Train Merger Sub, an indirect wholly owned subsidiary of Parent. Mr. Egosi is Group Executive Vice President, Chief Legal Officer and Company Secretary of Parent and has held various legal positions at Parent and its subsidiaries since joining Teva in 1995. He received a B.S. in economics from Clemson University in 1984 and a J.D. and M.B.A. from Emory University in 1988.

Deborah A. Griffin is Vice President, Chief Financial Officer and Treasurer and a director of Train Merger Sub. Ms. Griffin is Chief Accounting Officer of Parent and has held various finance and accounting positions at Parent and its subsidiaries since joining Teva in 2001. She is a certified public accountant and received a B.S. in accounting from LaSalle University in 1988.

Austin D. Kim is Secretary of Train Merger Sub. Mr. Kim is Vice President and Deputy General Counsel, Corporate/M&A of Parent and has held various legal positions at Parent and its subsidiaries since joining Teva in 2006. He received an A.B. in English literature and economics from Stanford University in 1985 and a J.D. from Columbia University School of Law in 1988.

55.6

Schedule B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.